Exhibit 99.1

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this “Agreement”) is dated as of March 26, 2025, among NLS Pharmaceutics Ltd., a corporation incorporated under the laws of Switzerland and includes any successor Company thereto (the “Company”), and each purchaser identified on the signature pages hereto (each, including its successors and permitted assigns, a “Purchaser” and collectively the “Purchasers”).

WHEREAS, the Company and Purchasers desire to enter into this Agreement, pursuant to which the Purchasers are to be granted the right to acquire securities of the Company as set forth herein; and

WHEREAS, subject to the terms and conditions set forth in this Agreement and pursuant to an exemption from the registration requirements of Section 5 of the Securities Act contained in Section 4(a)(2) thereof and/or Regulation D thereunder, the Company desires to issue and sell to each Purchaser, and each Purchaser, severally and not jointly, desires to purchase from the Company, securities of the Company as more fully described in this Agreement (the “Offering”).

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and each Purchaser agree as follows:

ARTICLE I.

DEFINITIONS

1.1 Definitions. In addition to the terms defined elsewhere in this Agreement, for all purposes of this Agreement, the following terms have the meanings set forth in this Section 1.1:

“Accredited Investor” shall have the meaning ascribed to such term in Section 3.2(c).

“Acquiring Person” shall have the meaning ascribed to such term in Section 4.7.

“Action” shall have the meaning ascribed to such term in Section 3.1(j).

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person as such terms are used in and construed under Rule 405 under the Securities Act.

“Amended and Restated Articles of Association” shall mean the Articles of Association of the Company amended to include all the Preferred Shares and Common Shares issuable hereunder.

“Applicable Law” shall mean any law, rule or regulation of any governmental authority or jurisdiction applicable to any party to this Agreement, as the case may be.

“Authorizations” shall have the meaning ascribed to such term in Section 3.1(nn).

“Beneficial Ownership Limitation” shall mean 9.99% of the number of the Common Shares outstanding immediately after giving effect to the issuance of the Common Shares on the relative calculation date.

“Board of Directors” means the board of directors of the Company.

“Business Day” means any Trading Day other than Saturday, Sunday or other day on which commercial banks in The City of New York or in the city of Zurich, Canton of Zurich (Switzerland), the Commercial Register of Zurich or the Swiss Federal Office for the Commercial Register are authorized or required by law or other governmental action to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York or in the city of Zurich, Canton of Zurich (Switzerland) are generally open for use by customers on such day.

“Buy-In” shall have the meaning ascribed to such term in Section 4.1(h).

“Closing” means the Initial Closing and the Subsequent Closings, if any, of the purchase and sale of the Securities pursuant to Section 2.1 and 2.4.

“Closing Date” means each of the Initial Closing Date and each Subsequent Closing Date, if any, and is the Trading Day on which all of the Transaction Documents have been executed and delivered by the applicable parties thereto, and all conditions precedent to (i) the Purchasers’ obligations to pay the relevant Subscription Amount at such Closing and (ii) the Company’s obligations to deliver the Securities to be issued and sold at such Closing, in each case, have been satisfied or waived.

“Commission” means the United States Securities and Exchange Commission.

“Common Shares” means the common shares of the Company, par value CHF 0.03 per share, and any other class of securities into which such securities may hereafter be reclassified or changed.

“Common Share Equivalents” means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Common Shares, including, without limitation, any debt, preferred share, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Shares.

“Company Counsel” means Sullivan & Worcester LLP, with offices located at 1251 Avenue of the Americas, New York, New York 10020.

“Conversion Price” means $1.65.

“Conversion Shares” means the Common Shares issuable upon conversion of the Preferred Shares.

“Debt SPA” means the Securities Purchase Agreement dated October 9, 2024, between the Company the purchasers thereto pursuant to which the Company sold $4,000,000 of preferred shares.

“Disclosure Schedules” means the Disclosure Schedules of the Company delivered concurrently herewith.

“Disqualification Event” shall have the meaning ascribed to such term in Section 3.1(oo).

“Disclosure Time” means, (i) if this Agreement is signed on a day that is not a Trading Day or after 9:00 a.m. (New York City time) and before midnight (New York City time) on any Trading Day, 9:01 a.m. (New York City time) on the Trading Day immediately following the date hereof and (ii) if this Agreement is signed between midnight (New York City time) and 9:00 a.m. (New York City time) on any Trading Day, no later than 9:01 a.m. (New York City time) on the date hereof.

“Equity SPA” means the Securities Purchase Agreement dated October 9, 2024, between the Company the purchasers thereto pursuant to which the Company sold $3,200,000 of common shares and warrants.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exempt Issuance” means, absent a written waiver by the Purchasers, the issuance of (a) Common Shares and options to officers, directors, or employees of the Company after the Initial Closing Date up to the amounts and on the terms set forth on Schedule 3.1(g) pursuant to a Share Option Plan, (b) securities exercisable or exchangeable for or convertible into Common Shares issued and outstanding on the date of this Agreement, provided that such securities and any term thereof have not been amended (other than in connection with share splits or combinations) since the date of this Agreement to increase the number of such securities or to decrease the issue price, exercise price, exchange price or conversion price of such securities or to extend the term of such securities and of which the principal terms thereof are set forth on Schedule 3.1(g) under the heading “Exempt Issuance”, (c) securities issued pursuant to acquisitions or strategic transactions and the payment of contractor invoices in the ordinary course of business approved by a majority of the disinterested directors of the Company, provided that (i) such securities are issued as “restricted securities” (as defined in Rule 144), (ii) carry no registration rights that require or permit the filing of any registration statement in connection therewith during the Restrictive Period, as defined in Section 4.9 herein, (iii) that any such issuance shall only be to a Person (or to the equityholders of a Person) that is, itself or through its subsidiaries, an operating company or an owner of an asset in a business synergistic with the business of the Company and shall provide to the Company additional benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities, and (iv) are issued or are issuable at a price per Common Shares or Common Shares Equivalent not less than the Conversion Price, (d) securities issued or issuable to the Purchasers and their assigns pursuant to this Agreement, and (e) securities issued in the Kadimastem Merger. No Variable Rate Transaction shall be deemed an Exempt Issuance.

“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended.

“FDA” shall mean the United States Food and Drug Administration.

"Full Consummation" shall mean that the Capital Increase has been registered in the competent commercial register and the New Shares have been issued in accordance with Section 2.8.

“Fundamental Transaction” shall mean any transaction in which (i) the Company or any of its Subsidiaries shall, directly or indirectly, in one or more related transactions, (A) consolidate or merge with or into (whether or not the Company or any of its Subsidiaries is the surviving corporation) any other Person, or (B) sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all of its respective properties or assets to any other Person, or (C) make, or allow any other Person to make, a purchase, tender or exchange offer that is accepted by the holders of more than 50% of the outstanding shares of voting stock of the Company (not including any shares of voting stock of the Company held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such purchase, tender or exchange offer), or (D) consummate a stock or share exchange agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with any other Person whereby such other Person acquires more than 50% of the outstanding shares of voting stock of the Company (not including any shares of voting stock of the Company held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share exchange agreement or other business combination), or (E) reorganize, recapitalize or reclassify the Common Stock, or (ii) any “person” or “group” (as these terms are used for purposes of Sections 13(d) and 14(d) of the 1934 Act and the rules and regulations promulgated thereunder) is or shall become the “beneficial owner” (as defined in Rule 13d-3 under the 1934 Act), directly or indirectly, of 50% of the aggregate ordinary voting power represented by issued and outstanding voting stock of the Company. Notwithstanding anything to the contrary contained herein, the definition of Fundamental Transaction shall not include the Kadimastem Merger.

“GAAP” shall have the meaning ascribed to such term in Section 3.1(h).

“G&M” shall mean Grushko & Mittman, P.C., with offices located at 1800 Rockaway Avenue, Suite 206, Hewlett, New York 11557, Attn: Edward M. Grushko, Esq., email: ed@grushkomittman.com.

“Indebtedness” shall have the meaning ascribed to such term in Section 3.1(aa).

“Initial Closing” shall mean the closing of the initial $2,000,000 of Preferred Shares, subject to meeting the Initial Closing conditions as set forth in Section 2.3.

“Initial Closing Date” shall mean the date upon which the Initial Closing occurs.

“Intellectual Property Rights” shall have the meaning ascribed to such term in Section 3.1(p).

“Investor Questionnaire” means the form of Accredited Investor Questionnaire annexed hereto as Exhibit A.

“Issuer Covered Person” shall have the meaning ascribed to such term in Section 3.1(oo).

“Kadimastem Merger” shall mean the proposed merger of the Company and Kadimastem Ltd substantially on the terms described in the form 6-K filed by the Company with the Commission on July 30, 2024.

“Legal Opinion” shall have the meaning ascribed to such term in Section 2.2(a)(ii).

“Legend Removal Date” shall have the meaning ascribed to such term in Section 4.1(c).

“Liens” means a lien, charge, pledge, security interest, encumbrance, right of first refusal, pre-emptive right or other restriction.

“Listing Default” shall have the meaning ascribed to such term in Section 4.11(b).

“Material Adverse Effect” shall have the meaning assigned to such term in Section 3.1(b).

“Material Permits” shall have the meaning ascribed to such term in Section 3.1(m).

“Money Laundering Laws” shall have the meaning ascribed to such term in Section 3.1(hh).

“OFAC” shall have the meaning ascribed to such term in Section 3.1(jj).

“Offering” shall have the meaning attributed to such term in the recitals.

“Parent Entity” of a Person means an entity that, directly or indirectly, controls the applicable Person and whose common stock or equivalent equity security is quoted or listed on an Eligible Market, or, if there is more than one such Person or Parent Entity, the Person or Parent Entity with the largest public market capitalization as of the date of consummation of the Fundamental Transaction.

“Participation Maximum” shall have the meaning ascribed to such term in Section 4.17(a).

“Permitted Indebtedness” means (a) unsecured liabilities for borrowed money or amounts owed not in excess of $100,000 in the aggregate (other than trade accounts payable incurred in the ordinary course of business), (b) all guaranties, endorsements and other contingent obligations in respect of indebtedness of others, whether or not the same are or should be reflected in the Company’s consolidated balance sheet (or the notes thereto) not affecting more than $100,000 in the aggregate, except guaranties by endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business; (c) the present value of any lease payments not in excess of $100,000 due under leases required to be capitalized in accordance with GAAP; and (d) Equipment Financing, as defined herein.

“Permitted Lien” means the individual and collective reference to the following: (a) Liens for taxes, assessments and other governmental charges or levies not yet due or Liens for taxes, assessments and other governmental charges or levies being contested in good faith and by appropriate proceedings for which adequate reserves (in the good faith judgment of the management of the Company) have been established in accordance with GAAP, (b) Liens imposed by law which were incurred in the ordinary course of the Company’s business, such as carriers’, warehousemen’s and mechanics’ Liens, statutory landlords’ Liens, and other similar Liens arising in the ordinary course of the Company’s business, and which (x) do not individually or in the aggregate materially detract from the value of such property or assets or materially impair the use thereof in the operation of the business of the Company and its Subsidiaries or (y) are being contested in good faith by appropriate proceedings, which proceedings have the effect of preventing for so long as any Preferred Shares remain outstanding the forfeiture or sale of the property or asset subject to such Liens, (c) Liens incurred in connection with Permitted Indebtedness under clause (c) thereunder, provided that such Liens are not secured by assets of the Company or its Subsidiaries other than the assets so acquired or leased and not in excess of the value of such assets; and Liens incurred in connection with Permitted Indebtedness under clause (d) thereunder, provided that such Liens are not secured by assets of the Company or its Subsidiaries other than the assets so acquired and not in excess of the value of such assets. Upon the expiration of the Liens of such other lenders, such assets and the proceeds thereof shall automatically be, subject to a senior security interest in favor of Lender and Other Lenders, “Collateral” under the Security Agreement, and Lender is authorized at that time to file or amend any filed financing statement(s) to reflect that change.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Pharmaceutical Product” shall have the meaning ascribed to such term in Section 3.1(hh).

“Preferred Shares” shall mean the Preferred Shares of the Company to be issued pursuant to this Agreement as set forth in the Amended and Restated Articles of Association and this Agreement.

“Pre-Notice” shall have the meaning ascribed to such term in Section 4.17(b).

“Proceeding” means an action, claim, suit, investigation or proceeding (including, without limitation, an informal investigation or partial proceeding, such as a deposition), whether commenced or threatened.

“Pro-Rata Portion” shall have the meaning ascribed to such term in Section 4.17(e).

“Public Information Failure” shall have the meaning ascribed to such term in Section 4.3(b).

“Public Information Failure Payments” shall have the meaning ascribed to such term in Section 4.3(b).

“Purchaser Party” shall have the meaning ascribed to such term in Section 4.10.

“Registration Rights Agreement” means the Registration Rights Agreement, dated on or about the date hereof, among the Company and the Purchasers, in the form of Exhibit B attached hereto.

“Registration Statement” means a registration statement meeting the requirements set forth in the Registration Rights Agreement and covering the resale of the Underlying Shares by each Purchaser as provided for in the Registration Rights Agreement.

“Required Approvals” shall have the meaning ascribed to such term in Section 3.1(e).

“Required Minimum” means, as of any date, 100% of the maximum aggregate number of Common Shares then issued or potentially issuable in the future pursuant to the Transaction Documents, including all Underlying Shares.

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.

“Rule 424” means Rule 424 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.

“SEC Reports” shall have the meaning ascribed to such term in Section 3.1(h).

“Securities” means the Preferred Shares, Warrants, the Underlying Shares, and all securities issuable in connection therewith.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shares” means the Preferred Shares Common Shares purchased pursuant to the terms of this Agreement.

“Shareholder Approval” means the receipt of the approval of the Company’s shareholders for the issuance of the Shares as required under Swiss law.

“Share Option Plan” means the Share Option Plan Regulation 2021 (filed as Exhibit 99.1 to Form 6-K (File No. 001-39957) filed on December 22, 2021).

“Short Sales” means “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis) whether such transactions are made through U.S. or non-U.S. broker dealers or foreign regulated brokers (but shall not be deemed to include locating and/or borrowing Common Shares).

“Special Swiss Company Counsel” means Baker McKenzie Switzerland AG, Holbeinstrasse 30, 8034 Zurich, Switzerland, Attn: Dr. Matthias Courvoisier, Esq., email: matthias.courvoisier@bakermckenzie.com.

“Standard Settlement Period” shall have the meaning ascribed to such term in Section 4.1(d).

“Stated Value” means $1.65 per Preferred Share.

“Subscription Amount” means, as to each Purchaser, the aggregate cash amount to be paid for the Securities purchased hereunder at each Closing as specified below such Purchaser’s name on the signature page of this Agreement.

“Subsequent Closing” shall have the mean a Closing pursuant to Section 2.4.

“Subsequent Closing Date” shall have the Business Day upon which a Subsequent Closing occurs meaning ascribed to such term in Section 2.4.

“Subsequent Financing” shall have the meaning ascribed to such term in Section 4.17(a).

“Subsequent Financing Notice” shall have the meaning ascribed to such term in Section 4.17(b).

“Subsidiary” means with respect to any entity at any date, any direct or indirect Person, limited or general partnership, limited liability company, trust, estate, association, joint venture or other business entity of which (A) more than 40% of (i) the outstanding capital stock having (in the absence of contingencies) ordinary voting power to elect a majority of the board of directors or other managing body of such entity, (ii) in the case of a partnership or limited liability company, the interest in the capital or profits of such partnership or limited liability company or (iii) in the case of a trust, estate, association, joint venture or other entity, the beneficial interest in such trust, estate, association or other entity business is, at the time of determination, owned or controlled directly or indirectly through one or more intermediaries, by such entity, (B) is under the actual control of the Company, or (C) is identified as a subsidiary in the SEC Reports.

“Successor Entity” means the Person (or, if so elected by a Majority In Interest, the Parent Entity) formed by, resulting from or surviving any Fundamental Transaction or the Person (or, if so elected by Majority In Interest, the Parent Entity) with which such Fundamental Transaction shall have been entered into.

“Termination Date” shall mean April 4, 2025.

“Trading Day” means a day on which the principal Trading Market is open for trading for three or more hours.

“Trading Market” means any of the following markets or exchanges on which the Common Shares are listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, or the New York Stock Exchange (or any successors to any of the foregoing). As of the date of this Agreement and the Initial Closing Date the Nasdaq Capital Market is the Company’s principal Trading Market.

“Transaction Documents” means this Agreement, the Warrants, the Registration Rights Agreement, the Legal Opinions, and all exhibits and schedules thereto and hereto and any other documents or agreements executed by any party hereto in connection with the transactions contemplated hereunder.

“Transfer Agent” means VStock Transfer, the current transfer agent of the Company, with a mailing address of 18 Lafayette Place, Woodmere, New York 11598 and a phone number of 212-828-8436, and any successor transfer agent of the Company.

“Treasury Shares” means Common Shares held by the Company and its Subsidiaries as of the date hereof to be transferred to each Purchaser pursuant to this Agreement.

“Underlying Shares” means the Conversion Shares and the Warrant Shares.

“Unlegended Shares” shall have the meaning ascribed to such term in Section 4.1(d).

“Variable Priced Equity Linked Instruments” shall have the meaning ascribed to such term in Section 4.13.

“Variable Rate Transaction” shall have the meaning ascribed to such term in Section 4.13.

“VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Shares are then listed or quoted on a Trading Market, the daily volume weighted average price of the Common Shares for such date (or the nearest preceding date) on the Trading Market on which the Common Shares are then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if any of the Nasdaq markets or exchanges is not a Trading Market, the volume weighted average price of the Common Shares for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the Common Shares are not then listed or quoted for trading on OTCQB or OTCQX and if prices for the Common Shares are then reported in The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Common Shares so reported, or (d) in all other cases, the fair market value of a share of Common Shares as determined by an independent appraiser selected in good faith by the Purchasers of a Majority in Interest of the Securities then outstanding and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

“Warrant Shares” means the Common Shares issued upon exercise of the Warrants.

“Warrants” means collectively warrants to purchase Common Shares pursuant to the Warrant in the form annexed hereto as Exhibit C.

ARTICLE II.
PURCHASE AND SALE

2.1 General. By signing this Agreement, and upon the terms and subject to the conditions set forth herein, substantially concurrent with the execution and delivery of this Agreement by the parties hereto, the Company agrees to sell, and the Purchasers, severally and not jointly, agree to purchase, up to an aggregate $2,000,000.00 Subscription Amount of Securities.

2.2 Capital Increase. For the purposes of the Offering, the Company hereby undertakes to increase its share capital by a nominal amount of CHF 45,000.00 from CHF 142,374.51 to CHF 187,374.51 by way of an ordinary capital increase (the "Capital Increase") by issuing a maximum of 1,500,000 fully paid-up registered Securities with a nominal value of CHF 0.03 each. To that end, the Company undertakes to the Purchasers to make all necessary filings with the commercial register in order to effect the registration of the Capital Increase in accordance with Swiss law and to generally use their powers and take all actions and execute all documents required to effect the transactions contemplated by this Agreement and to consummate the Capital Increase in accordance with the terms and conditions hereof.

2.3. Undertaking to subscribe: By signing this Agreement, the Purchasers, severally and not jointly, undertake, upon the terms and subject to the conditions set forth herein, to subscribe to a maximum of 1,500,000 newly issued, fully paid-up registered Securities of the Company up to an aggregate $2,000,000.00 Subscription Amount of Securities. At least three (3) Business Days prior to the Initial Closing Date, each Purchaser shall, subject to the conditions precedent set forth in Section 2.8 being satisfied or waived by each of the Purchasers, execute and deliver to the Company its duly executed subscription form substantially conforming to the draft subscription form attached as Exhibit D (the “Subscription Form”).

2.4 Cash Payment of the Subscription Amount. No later than two (2) Business Days before the Initial Closing Date, each Purchaser’s Initial Closing Subscription Amount as set forth on the signature page hereto executed by such Purchaser shall be transferred and credited to the blocked capital account (Kapitaleinzahlungssperrkonto) of the Company or its designee for its exclusive disposition.

2.5 Initial Closing. The Initial Closing is subject to the condition precedent that the number of Preferred Shares to be sold, transferred and delivered to the Purchasers on the Initial Closing Date, is covered by the number of Preferred Shares that may be newly issued by the Company upon the implementation of the ordinary capital increase as resolved by the Company's extraordinary general meeting on January 14, 2025, and the Capital Increase is duly registered with the commercial register of the canton of Zurich. Upon satisfaction of the covenants and conditions set forth in Sections 2.2 and 2.3, the Initial Closing shall occur remotely via the exchange of documents and signatures or such other location as the parties shall mutually agree. On the Initial Closing Date, the Company shall deliver to each Purchaser its respective Preferred Shares as determined pursuant to Section 2.2(a), and the Company and each Purchaser shall deliver the other items set forth in Section 2.6 deliverable at the Initial Closing.

2.6 Deliveries and actions.

(a) On or prior to the Initial Closing Date, the Company shall procure that (i) the following documents be delivered, in each case duly executed and substance satisfactory to the Purchasers, and (ii) the following actions be performed:

(i) a written capital payment confirmation from a Swiss bank evidencing that Purchaser’s Initial Closing Subscription Amount as set forth on the signature page hereto has been paid in cash and fully credited to the Company's blocked bank account specified in Exhibit E;

(ii) a legal opinion of Company Counsel and Special Swiss Company Counsel, each in the forms reasonably acceptable to the Purchaser;

(iii) the Board shall issue its report regarding the Capital Increase pursuant to art. 652e CO;

(iv) the Company shall deliver the auditors' report confirming the completeness and accuracy of the Board’s capital increase report;

(v) the Board of Directors shall take the resolution on the ascertainment and the execution of the Capital Increase (Feststellungsbeschluss) in the presence of a Swiss notary public;

(vi) the Board of Directors shall deliver a duly signed application to the commercial register of the canton of Zurich regarding (i) the Capital Increase and the issuance of new Securities as set forth herein and (ii) the adoption of the Amended and Restated Articles of Association (the “Application”);

(vii) the Board of Directors shall take the circular resolution regarding the registration of the Purchasers as owners of the relevant kind and number of Securities subscribed by the respective Purchasers in the Company's share register upon Full Consummation;

(viii) a number of warrants determined by multiplying the number of preferred shares issuable to the Purchaser by sixty five percent (65%);

(ix) the Registration Rights Agreement duly executed by the Company;

(x) a certificate executed on behalf of the Company by its Principal Executive Officer or Chief Executive Officer (each as defined in the Exchange Act) of the Company, dated as of the Initial Closing Date, in which such officer shall certify that the conditions set forth in Section 2.3(b) have been fulfilled; and

(xi) a certificate executed on behalf of the Company by an officer containing (i) copies of the text of the resolutions by which the corporate action on the part of the Company necessary to approve this Agreement and the other Transaction Documents and the transactions and actions contemplated hereby and thereby, which shall be accompanied by a certificate of the corporate secretary or assistant corporate secretary of Company dated as of the Initial Closing Date certifying to the Purchasers that such resolutions were duly adopted and have not been amended or rescinded, and (ii) copies of (A) the Company’s current Articles of Association and bylaws in effect on the Initial Closing Date, (B) the resolutions adopted by the Company’s board of directors and shareholders, each in their relevant capacity, approving the Offering and Transaction Documents.

(b) On or prior to the Initial Closing Date, each Purchaser shall deliver or cause to be delivered to the Company the following:

(i) a duly signed original of its Subscription Form in accordance with Section 2.3; and

(ii) Accredited Investor Questionnaire duly executed by such Purchaser.

(c) In addition to the above, the Company undertakes to each Purchaser and each Purchaser undertakes to the Company, to execute or perform such other documents, instruments, certificates or acts as may be reasonably requested by each Purchaser and/or the Company in order to complete, perfect and consummate the transactions contemplated by this Agreement, including the Capital Increase of the Company and the issuance of the respective number of Securities to the Purchasers as set forth in this Agreement.

2.7 Application to commercial register. The Company shall file the Application, together with all supporting documents related to the Capital Increase and all other resolutions to be filed for registration (if any), with the commercial register immediately after performance of the actions and delivery of the documents specified in Section 2.6. The Company shall take the necessary measures to ensure that the registration of the Capital Increase with the commercial register of the canton of Zurich is effected by means of the hyper express procedure (Hyperexpressverfahren), if available. Upon receipt of the registration of the Capital Increase with the commercial register, the Company will provide the Purchasers with a copy of the daily register extract (Tagesregisterauszug).

2.8 Issuance of Preferred Shares and registration in share register. Immediately after the registration of the Capital Increase and the adoption of the Amended and Restated Articles of Association, the Company shall procure that the Purchasers are entered in its share register as holders of the respective number of Preferred Shares subscribed by them (the "Full Consummation"). The Company shall, upon request of the Purchasers, deliver to each Purchaser a copy of the updated share register confirming that each Purchaser is the holder of its respective number of Preferred Shares.

2.9 Initial Closing Conditions.

(a) The obligations of the Company hereunder to effect the Initial Closing with respect to each Purchaser are subject to the following conditions being met:

(i) the accuracy in all material respects (determined without regard to any materiality, Material Adverse Effect or other similar qualifiers therein) on the date of this Agreement and the Initial Closing Date of the representations and warranties of each such Purchaser (for itself) contained herein (unless as of a specific date therein in which case they shall be accurate as of such date);

(ii) all obligations, covenants and agreements of each Purchaser under this Agreement required to be performed or obtained at or prior to the Initial Closing Date shall have been performed and obtained;

(iii) the delivery by each Purchaser of the items set forth in Section 2.6(b) of this Agreement and the payment of the Subscription Amount pursuant to Section 2.4.

(b) The respective obligations of a Purchaser hereunder to effect the Initial Closing, unless waived by such Purchaser, are subject to the following conditions being met:

(i) the accuracy in all material respects (determined without regard to any materiality, Material Adverse Effect or other similar qualifiers therein) on the date of this Agreement and Initial Closing Date of the representations and warranties of the Company contained herein (unless as of a specific date therein in which case they shall be accurate as of such date);

(ii) all Required Approvals, obligations, covenants and agreements of the Company and parties and required signatories to and under the Transaction Documents (except for Purchaser) required to be performed or obtained at or prior to the Initial Closing Date shall have been performed and obtained;

(iii) the delivery by the Company of the items set forth in Section 2.6(a) of this Agreement;

(iv) such Closing not resulting in the Purchaser exceeding the Beneficial Ownership Limitation; and

(v) there shall have been no Material Adverse Effect with respect to the Company since the date hereof.

2.4 Subsequent Closing. There shall be able one additional Subsequent Closing, provided that the number of Preferred Shares to be delivered to the Purchasers on the Subsequent Closing Date is covered by the number of Preferred Shares that may be newly issued by the Company upon the implementation of the ordinary capital increase as resolved by the Extraordinary General Meeting of the Company on January 14, 2025 or a subsequent extraordinary general meeting. The Subsequent Closing for an additional $1,000,000 Subscription Amount of Securities, shall, subject to the mutual consent of the Company and the Purchasers, and following completion of the Initial Closing, occur within five (5) calendar days after delivery of the applicable Subscription Forms and payment of the relevant Purchaser's Subsequent Closing Subscription Amount to the blocked capital account (Kapitaleinzahlungssperrkonto) of the Company and, unless waived by the Purchasers, the Underlying Shares issuable upon conversion of the Preferred Shares and Warrant Shares issuable upon exercise of the Warrants issued in such Subsequent Closing being registered for resale pursuant to an effective Registration Statement. In the event the Subsequent Closing does not occur on or before the first anniversary of this Agreement, the Purchasers may terminate this Agreement.

2.5 Subsequent Closing Deliveries.

(a) On or prior to the Subsequent Closing, the Company shall deliver or cause to be delivered to the Purchasers the following:

(i) the number of Preferred Shares being purchased at such Subsequent Closing as set forth on the signature page of each Purchaser, provided that the number of Preferred Shares thus determined is covered by the number of shares that the Company is authorized to issue upon implementation of the ordinary capital increase resolved by the extraordinary general meeting of the Company on January 14, 2025 or a subsequent extraordinary general meeting;

(ii) a legal opinion of Company Counsel and Special Swiss Company Counsel, each in a form reasonably acceptable to the Purchaser;

(iii) a certificate executed on behalf of the Company by its Principal Executive Officer or Chief Executive Officer (each as defined in the Exchange Act) of the Company, dated as of such Subsequent Closing Date, in which such officer shall certify that the conditions set forth in Section 2.6(b) have been fulfilled; and

(iv) a number of warrants determined by multiplying the number of preferred shares issuable to the Purchaser by sixty five percent (65%).

(b) On or prior to each Subsequent Closing Date, each Purchaser shall deliver or cause to be delivered to the Company, the following:

(i) evidence that such Purchaser’s applicable Subsequent Closing Subscription Amount for such Subsequent Closing has been transferred and paid to the Company in accordance with the wire instructions set forth in Exhibit E at least two (2) Business Days prior to the Subsequent Closing Date.

2.6 Subsequent Closing Conditions.

(a) The obligations of the Company hereunder to effect a Subsequent Closing with respect to each Purchaser are subject to the following conditions being met:

(i) the accuracy in all material respects (determined without regard to any materiality, Material Adverse Effect or other similar qualifiers therein) on the date of this Agreement and such Subsequent Closing Date of the representations and warranties of each such Purchaser (for itself) contained herein (unless as of a specific date therein in which case they shall be accurate as of such date);

(ii) all obligations, covenants and agreements of each Purchaser under this Agreement required to be performed or obtained at or prior to such Subsequent Closing Date shall have been performed and obtained; and

(iii) the delivery by each Purchaser of the items set forth in Section 2.5(b) of this Agreement.

(b) The respective obligations of a Purchaser hereunder to effect a Subsequent Closing, unless waived by such Purchaser, are subject to the following conditions being met:

(i) the accuracy in all material respects (determined without regard to any materiality, Material Adverse Effect or other similar qualifiers therein) on the date of this Agreement and such Subsequent Closing Date of the representations and warranties of the Company contained herein (unless as of a specific date therein in which case they shall be accurate as of such date);

(ii) the delivery by the Company of the items set forth in Section 2.5(a) of this Agreement; and

(iii) there shall have been no Material Adverse Effect with respect to the Company since the date hereof.

2.7 Force Majeure. Any Purchaser or the Company may, upon prior notice to the other, not effect a Closing if from the date hereof to such Closing Date, trading in the Common Shares shall have been suspended by the Commission or the Company’s principal Trading Market, and, at any time prior to such Closing Date, trading in securities generally as reported by Bloomberg L.P. shall have been suspended or limited, or minimum prices shall not have been established on securities whose trades are reported by such service, or on any Trading Market, nor shall a banking moratorium have been declared either by the United States or New York State authorities nor shall there have occurred any material outbreak or escalation of hostilities, pandemic or other national or international calamity of such magnitude in its effect on, or any material adverse change in, any financial market which, in each case, in the reasonable judgment of such Purchaser, makes it impracticable or inadvisable to purchase the Securities at such Closing.

2.8 Purchaser’s Right to Terminate a Closing. Anything in this Agreement or any of the other Transaction Documents to the contrary notwithstanding, each Purchaser, for itself, has the right to cancel its participation in this Offering but only prior to any Closing and receive back any of Purchaser’s Transaction Documents and Subscription Amount delivered pursuant to this Agreement or such other Transaction Documents for any portion not yet closed.

ARTICLE III.
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Company. Except as set forth in this Section 3.1 or the Disclosure Schedules, which Disclosure Schedules shall be deemed a part hereof and shall qualify any representation made herein only to the extent of the disclosure contained in the corresponding or cross-referenced section of the Disclosure Schedules, the Company hereby makes the following representations and warranties to each Purchaser as of the date hereof and as of each Closing Date (unless as of a specific date therein):

(a) Subsidiaries. All of the direct and indirect subsidiaries of the Company are set forth in the SEC Reports. The Company owns, directly or indirectly, all of the capital stock or other equity interests of each Subsidiary free and clear of any Liens, and all of the issued and outstanding shares of capital stock of each Subsidiary are validly issued and are fully paid, non-assessable and free of pre-emptive and similar rights to subscribe for or purchase securities. If the Company has no subsidiaries, all other references to the Subsidiaries or any of them in the Transaction Documents shall be disregarded.

(b) Organization and Qualification. The Company and each of the Subsidiaries is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. Neither the Company nor any Subsidiary is in violation nor default of any of the provisions of its respective certificate or articles of incorporation, bylaws or other organizational or charter documents. Each of the Company and the Subsidiaries is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not have or reasonably be expected to result in: (i) a material adverse effect on the legality, validity or enforceability of any Transaction Document, (ii) a material adverse effect on the results of operations, assets, business, prospects or condition (financial or otherwise) of the Company and the Subsidiaries, taken as a whole, or (iii) a material adverse effect on the Company’s ability to perform in any material respect on a timely basis its obligations under any Transaction Document (any of (i), (ii) or (iii), a “Material Adverse Effect”). No Proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

(c) Authorization; Enforcement. The Company has, subject to approval of the Swiss commercial register, the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and each of the other Transaction Documents and otherwise to carry out its obligations hereunder and thereunder, including having all Preferred Shares and Common Shares authorized as required to be issued hereunder. The execution and delivery of this Agreement and each of the other Transaction Documents by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, the Board of Directors, the Company’s shareholders or any governmental or regulatory filing in connection herewith or therewith. This Agreement and each other Transaction Document to which it is a party has been (or upon delivery will have been) duly executed by the Company and, when delivered in accordance with the terms hereof and thereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law. The Company has obtained all shareholder and NASDAQ approval necessary to enter into this Agreement including authorizing and approving all ratchet and price reset provisions in the Transaction Documents.

(d) No Conflicts. Except as set forth in the SEC Reports, the execution, delivery and performance by the Company, of this Agreement and the other Transaction Documents to which it is a party, the issuance and sale of the Securities and the consummation by it of the transactions contemplated hereby and thereby do not and will not: (i) conflict with or violate any provision of the Company’s or any Subsidiary’s or such other Person’s certificate or articles of incorporation, bylaws or other organizational or charter documents, (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary, or give to others any rights of termination, amendment, anti-dilution or similar adjustments, acceleration, adjustment, exchange, reset, exercise or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt, equity or other instrument (evidencing Company or Subsidiary equity, debt or otherwise) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) subject to the Required Approvals, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court, governmental authority or Trading Market to which the Company or a Subsidiary is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company or a Subsidiary is bound or affected; except in the case of each of clauses (ii) and (iii), such as could not have or reasonably be expected to result in a Material Adverse Effect. Except as set forth in the SEC Reports, no shareholder of the Company has any subscription rights or rights of participation in the transactions contemplated by this Agreement.

(e) Filings, Consents and Approvals. The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance by the Company of the Transaction Documents, other than: (i) the filings required pursuant to this Agreement, (ii) the filing with the Commission of the Registration Statement, (iii) implementation of the Capital Increase and filing of the Application with the commercial register of the canton of Zurich, and (iv) the filing of a Form D with the Commission and such filings as are required to be made under applicable state securities laws (collectively, the “Required Approvals”). Specifically, the Company has obtained all necessary approval from, its Board of Directors, its shareholders, and the Nasdaq Capital Market, and all holders of any securities of the Company, as necessary to fulfill its obligations hereunder.

(f) Issuance of the Securities. The Securities are duly authorized and, when issued and paid for in accordance with the applicable Transaction Documents, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company other than restrictions on transfer provided for in the Transaction Documents. The Securities, when issued in accordance with the terms of the Transaction Documents, will be validly issued, fully paid and nonassessable, free and clear of all Liens other than restrictions on transfer provided for in the Transaction Documents. The Company has, subject to shareholder approval, reserved a number of Shares at least equal to the Required Minimum on the date hereof. No additional payments, beyond the Subscription Amount will be required for the issuance of any of the Preferred Shares or Conversion Shares.

(g) Capitalization. The capitalization of the Company as of the date hereof is as set forth on Schedule 3.1(g), which Schedule 3.1(g) shall also include the number of Common Shares owned beneficially, and of record, by Affiliates of the Company. Except as set forth in Schedule 3.1(g), the Company has not issued any capital shares since its most recently filed periodic report under the Exchange Act (other than (i) the grant of additional options under the Company’s existing share option plans, (ii) pursuant to the exercise of any employee share options under the Company’s share option plans or (iii) changes in the number of outstanding Common Shares of the Company due to the issuance of shares upon the exercise or conversion of securities exercisable for, or convertible into, Common Shares outstanding on the date hereof). The description of the Common Shares in the SEC Reports is complete and accurate in all material respects. Except as set forth in the SEC Reports, the Company does not have outstanding any options to purchase, or any rights or warrants to subscribe for, or any securities or obligations convertible into, or exchangeable for, or any contracts or commitments to issue or sell, any shares of capital stock or other securities. Except as set forth in the SEC Reports, no Person has any right of first refusal, pre-emptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction Documents. Except as set forth in the SEC Reports, except as a result of the purchase and sale of the Securities, there are no outstanding options employee or incentive share option plans, warrants, scrip rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, any Common Shares or the capital stock of any Subsidiary, or contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to issue additional Common Shares or Common Share Equivalents or capital stock of any Subsidiary. The issuance and sale of the Securities will not obligate the Company or any Subsidiary to issue Common Shares or other securities to any Person (other than the Purchasers). Except as set forth in the SEC Reports, there are no outstanding securities or instruments of the Company or any Subsidiary with any provision that adjusts the exercise, conversion, exchange or reset price of such security or instrument upon an issuance of securities by the Company or any Subsidiary. There are no outstanding securities or instruments of the Company or any Subsidiary that contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to redeem a security of the Company or such Subsidiary. The Company does not have any share appreciation rights or “phantom stock” plans or agreements or any similar plan or agreement. All of the outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid and nonassessable, have been issued in compliance with all U.S. federal and state securities laws and mandatory Swiss laws, and none of such outstanding shares was issued in violation of any pre-emptive rights or similar rights to subscribe for or purchase securities. No further approval or authorization of any shareholder, the Board of Directors or others is required for the issuance and delivery and sale of the Securities. There are no shareholders agreements, voting agreements or other similar agreements with respect to the Company’s capital stock to which the Company is a party or, to the knowledge of the Company, between or among any of the Company’s shareholders. Except as set forth in the SEC Reports, the Company is not a party to any Variable Rate Transaction and as of the Initial Closing, there will not be outstanding any Equity Line of Credit nor Variable Priced Equity Linked Instruments as of the Initial Closing.

(h) SEC Reports; Financial Statements. The Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the two years preceding the date hereof (or such shorter period as the Company was required by law or regulation to file such material) (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, and including all reports on Form 6-K, being collectively referred to herein as the “SEC Reports”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension. As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Company has never been an issuer subject to Rule 144(i) under the Securities Act. The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis during the periods involved (“GAAP”), except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, and fairly present in all material respects the financial position of the Company and its consolidated Subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments. There are no financial statements (historical or pro forma) that are required to be included or incorporated by reference in the SEC Reports that are not included or incorporated by reference as required; the Company and the Subsidiaries do not have any material liabilities or obligations, direct or contingent (including any off balance sheet obligations), not described in the SEC Reports which are required to be described in the SEC Reports; and all disclosures contained or incorporated by reference in the SEC Reports, if any, regarding “non-GAAP financial measures” (as such term is defined by the rules and regulations of the Commission) comply in all material respects with Regulation G of the Exchange Act and Item 10 of Regulation S-K under the Securities Act, to the extent applicable.

(i) Material Changes; Undisclosed Events, Liabilities or Developments. Since the date of the latest audited financial statements included within the SEC Reports except as disclosed in the SEC Reports, (i) there has been no event, occurrence or development that has had or that could reasonably be expected to result in a Material Adverse Effect, (ii) the Company has not incurred any material liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Company’s financial statements pursuant to GAAP or disclosed in filings made with the Commission, (iii) the Company has not altered its method of accounting, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its shareholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its Common Shares and (v) the Company has not issued any equity securities to any officer, director or Affiliate, except pursuant to existing Company share option plans. The Company does not have pending before the Commission any request for confidential treatment of information. No event, liability, fact, circumstance, occurrence or development has occurred or exists or is reasonably expected to occur or exist with respect to the Company or its Subsidiaries or their respective businesses, prospects, properties, operations, assets or financial condition that would be required to be disclosed by the Company under applicable securities laws at the time this representation is made or deemed made that has not been publicly disclosed at least 1 Trading Day prior to the date that this representation is made.

(j) Litigation. Except as set forth in the SEC Reports, there is no action, suit, inquiry, notice of violation, proceeding or investigation pending or, to the knowledge of the Company, threatened against or affecting the Company, any Subsidiary or any of their respective properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign) that could have or reasonably be expected to result in a Material Adverse Effect (collectively, an “Action”). None of the Actions adversely affect or challenge the legality, validity or enforceability of any of the Transaction Documents or the Securities. Neither the Company nor any Subsidiary, nor any director or officer thereof, is or has been the subject of any Action involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty. There has not been, and to the knowledge of the Company, there is not pending or threatened, any investigation by the Commission involving the Company or any current or former director or officer of the Company. The Commission has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company or any Subsidiary under the Exchange Act or the Securities Act.

(k) Labor Relations. No labor dispute exists or, to the knowledge of the Company, is imminent with respect to any of the employees of the Company, which could reasonably be expected to result in a Material Adverse Effect. None of the Company’s or its Subsidiaries’ employees is a member of a union that relates to such employee’s relationship with the Company or such Subsidiary, and neither the Company nor any of its Subsidiaries is a party to a collective bargaining agreement, and the Company and its Subsidiaries believe that their relationships with their employees are good. To the knowledge of the Company, no executive officer of the Company or any Subsidiary, is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement or non-competition agreement, or any other contract or agreement or any restrictive covenant in favor of any third party, and the continued employment of each such executive officer does not subject the Company or any of its Subsidiaries to any liability with respect to any of the foregoing matters. The Company and its Subsidiaries are in compliance with all U.S. federal, state, local and foreign laws and regulations relating to employment and employment practices, terms and conditions of employment and wages and hours, except where the failure to be in compliance could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(l) Compliance. Except as set forth in the SEC Reports, neither the Company nor any Subsidiary: (i) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company or any Subsidiary under), nor has the Company or any Subsidiary received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) is in violation of any judgment, decree or order of any court, arbitrator or other governmental authority or (iii) is or has been in violation of any statute, rule, ordinance or regulation of any governmental authority, including without limitation all foreign, federal, state and local laws relating to taxes, environmental protection, occupational health and safety, product quality and safety and employment and labor matters, except in each case as could not have or reasonably be expected to result in a Material Adverse Effect.

(m) Regulatory Permits. The Company and the Subsidiaries possess all certificates, authorizations and permits issuable by the appropriate federal, state, local or foreign regulatory authorities and under Applicable Law necessary to conduct their respective businesses as described in the SEC Reports, except where the failure to possess such permits could not reasonably be expected to result in a Material Adverse Effect (“Material Permits”), and neither the Company nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any Material Permit.

(n) Title to Assets. The Company and the Subsidiaries have good and marketable title in fee simple to all real property owned by them and good and marketable title in all personal property owned by them that is material to the business of the Company and the Subsidiaries, in each case free and clear of all Liens, except for (i) Liens as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and the Subsidiaries and (ii) Liens for the payment of federal, state or other taxes, for which appropriate reserves have been made therefor in accordance with GAAP and, the payment of which is neither delinquent nor subject to penalties. Any real property and facilities held under lease by the Company and the Subsidiaries are held by them under valid, subsisting and enforceable leases with which the Company and the Subsidiaries are in compliance.

(o) Intellectual Property. All of the Company’s and each Subsidiary’s material Intellectual Property Rights are disclosed and described in the SEC Reports.

(i) The term “Intellectual Property Rights” means:

1. the name of the Company and each Subsidiary, all fictional business names, trading names, registered and unregistered trademarks, service marks, and applications of the Company and each Subsidiary (collectively, “Marks'');

2. all patents and patent applications of the Company and each Subsidiary (collectively, “Patents'');

3. all copyrights in both published works and unpublished works of the Company and each Subsidiary (collectively, “Copyrights”);

4. all rights in mask works of the Company and each Subsidiary (collectively, “Rights in Mask Works''); and

5. all know-how, trade secrets, confidential information, customer lists, software, technical information, data, process technology, plans, drawings, and blue prints (collectively, “Trade Secrets''); owned, used, or licensed by the Company and each Subsidiary as licensee or licensor.

(ii) Agreements. There are no outstanding and, to Company’s knowledge, no threatened disputes or disagreements with respect to any agreements relating to any Intellectual Property Rights to which the Company and each Subsidiary is a party or by which the Company is bound.

(iii) Know-How Necessary for the Business. The Intellectual Property Rights are all those necessary for the operation of the Company’s and Subsidiaries’ businesses as currently conducted or as represented to the Purchaser to be conducted. Each of the Company and each Subsidiary is the owner of all right, title, and interest in and to each of their respective Intellectual Property Rights, free and clear of all Liens, and adverse claims, and has the right to use all of the Intellectual Property Rights. To the Company’s knowledge, no employee of the Company or any Subsidiary has entered into any contract that restricts or limits in any way the scope or type of work in which the employee may be engaged or requires the employee to transfer, assign, or disclose information concerning his work to anyone other than the Company or a Subsidiary.

(iv) Patents. The Company and each Subsidiary is the owner of all right, title and interest in and to each of the Patents, free and clear of all Liens and adverse claims. All of the issued Patents are currently in compliance with formal legal requirements (including payment of filing, examination, and maintenance fees and proofs of working or use), are valid and enforceable, and are not subject to any maintenance fees or taxes or actions falling due within ninety days after each Closing Date. No Patent has been or is now involved in any interference, reissue, re-examination, or opposition proceeding. Except as disclosed and described in the SEC Reports, to the Company’s knowledge: (1) there is no potentially interfering patent or patent application of any third party, and (2) no Patent is infringed or has been challenged or threatened in any way. To the Company’s knowledge, none of the products manufactured and sold, nor any process or know-how used, by the Company or any Subsidiary infringes or is alleged to infringe any patent or other proprietary right of any other Person.

(v) Trademarks. The Company and each Subsidiary is the owner of all right, title, and interest in and to each of the Marks, free and clear of all Liens and adverse claims. All Marks that have been registered with the United States Patent and Trademark Office are currently in compliance with all formal legal requirements (including the timely post-registration filing of affidavits of use and incontestability and renewal applications), are valid and enforceable, and are not subject to any maintenance fees or taxes or actions falling due within ninety days after each Closing Date. No Mark has been or is now involved in any opposition, invalidation, or cancellation and, to the Company’s knowledge, no such action is threatened with respect to any of the Marks. To the Company’s knowledge: (1) there is no potentially interfering trademark or trademark application of any third party, and (2) no Mark is infringed or has been challenged or threatened in any way. To the Company’s knowledge, none of the Marks used by the Company and each Subsidiary infringes or is alleged to infringe any trade name, trademark, or service mark of any third party.

(vi) Copyrights. The Company and each Subsidiary is the owner of all right, title, and interest in and to each of the Copyrights, free and clear of all Liens and adverse claims. All the Copyrights have been registered and are currently in compliance with formal requirements, are valid and enforceable, and are not subject to any maintenance fees or taxes or actions falling due within ninety days after each Closing Date. To the Company’s knowledge, no Copyright is infringed or has been challenged or threatened in any way. To the Company’s knowledge, none of the subject matter of any of the Copyrights infringes or is alleged to infringe any copyright of any third party or is a derivative work based on the work of a third party. All works encompassed by the Copyrights have been marked with the proper copyright notice.

(p) Trade Secrets. With respect to each Trade Secret, the documentation relating to such Trade Secret is current, accurate, and sufficient in detail and content to identify and explain it and to allow its full and proper use without reliance on the knowledge or memory of any individual. The Company and Subsidiaries have taken all reasonable security measures to protect the secrecy, confidentiality and value of its Trade Secrets. The Company and each Subsidiary has good title and an absolute right to use the Trade Secrets. The Trade Secrets are not part of the public knowledge or literature, and, to the Company’s knowledge, have not been used, divulged, or appropriated either for the benefit of any Person (other the Company and each Subsidiary) or to the detriment of the Company and each Subsidiary. No Trade Secret is subject to any adverse claim or has been challenged or threatened in any way.

(q) Insurance. The Company and the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary for companies of the Company’s size and in the businesses in which the Company and the Subsidiaries are engaged, including, but not limited to, directors and officers insurance coverage at least equal to the aggregate Subscription Amount. Neither the Company nor any Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost.

(r) Transactions With Affiliates and Employees. Except as set forth in the SEC Reports, none of the officers or directors of the Company or any Subsidiary and, to the knowledge of the Company, none of the employees of the Company or any Subsidiary is presently a party to any transaction with the Company or any Subsidiary (other than for services as employees, officers, consultants and directors and other than warrants previously issued to employees, officers, consultants and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, providing for the borrowing of money from or lending of money to or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee, shareholder, member or partner, in each case in excess of $120,000 other than for (i) payment of salary or consulting fees for services rendered, (ii) reimbursement for expenses incurred on behalf of the Company and (iii) other employee benefits, including share option agreements under any share option plan of the Company.

(s) Certain Fees. No brokerage, finder’s fees, commissions or due diligence fees are or will be payable by the Company or any Subsidiary to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by the Transaction Documents. The Purchasers shall have no obligation with respect to any such fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this Section 3.1(s) that may be due in connection with the transactions contemplated by the Transaction Documents.

(t) Investment Company. The Company is not, and is not an Affiliate of, and immediately after receipt of payment for the Securities, will not be or be an Affiliate of, an “investment company” within the meaning of the Investment Company Act of 1940, as amended. The Company shall conduct its business in a manner so that it will not become an “investment company” subject to registration under the Investment Company Act of 1940, as amended.

(u) Registration Rights. Except as described in the SEC Reports, no Person has any right to cause the Company or any Subsidiary to effect the registration under the Securities Act of any securities of the Company or any Subsidiary, except for the Purchasers.

(v) Shell Company. As of the date of this Agreement and the Initial Closing Date, the Company nor any Subsidiary is or has ever been a “shell company” (as defined in Rule 405 of the Securities Act).

(w) Internal Accounting Controls. The Company and the Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company and the Subsidiaries have established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and the Subsidiaries and designed such disclosure controls and procedures to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act will be recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. The Company’s certifying officers have evaluated the effectiveness of the disclosure controls and procedures of the Company and the Subsidiaries as of the Initial Closing Date. There have been no changes in the internal control over financial reporting (as such term is defined in the Exchange Act) of the Company and its Subsidiaries that are reasonably likely to materially affect, the internal control over financial reporting of the Company and its Subsidiaries.

(x) Application of Takeover Protections. The Company and the Board of Directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Company’s current Articles of Association (or similar charter documents) or the laws of its state of incorporation that is or could become applicable to the Purchasers as a result of the Purchasers and the Company fulfilling their obligations or exercising their rights under the Transaction Documents, including without limitation as a result of the Company’s issuance of the Securities and the Purchasers’ ownership of the Securities.

(y) Disclosure. Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents, the Company confirms that neither it nor any other Person acting on its behalf has provided any of the Purchasers or their agents or counsel with any information that it believes constitutes or might constitute material, non-public information which is not otherwise disclosed in the SEC Reports. The Company understands and confirms that the Purchasers will rely on the foregoing representation in effecting transactions in securities of the Company. All of the disclosure furnished by or on behalf of the Company to the Purchasers regarding the Company and its Subsidiaries, their respective businesses and the transactions contemplated hereby, including the Disclosure Schedules to this Agreement, is true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The press releases disseminated by the Company during the twelve months preceding the date of this Agreement taken as a whole do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made and when made, not misleading. The Company acknowledges and agrees that no Purchaser makes or has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 3.2 hereof.

(z) No Integrated Offering. Assuming the accuracy of the Purchasers’ representations and warranties set forth in Section 3.2, neither the Company, nor any of its Affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause this offering of the Securities to be integrated with prior offerings by the Company for purposes of (i) the Securities Act which would require the registration of the Securities under the Securities Act, or (ii) any applicable shareholder approval provisions of any Trading Market on which any of the securities of the Company are listed or designated.

(aa) Solvency. Based on the consolidated financial condition of the Company as of each Closing Date, after giving effect to the receipt by the Company of the proceeds from the sale of the Securities hereunder, except as disclosed on Schedule 3.1(aa), (i) the fair saleable value of the Company’s assets exceeds the amount that will be required to be paid on or in respect of the Company’s existing debts and other liabilities (including known contingent liabilities) as they mature, (ii) the Company’s assets do not constitute unreasonably small capital to carry on its business as now conducted and as proposed to be conducted including its capital needs taking into account the particular capital requirements of the business conducted by the Company, consolidated and projected capital requirements and capital availability thereof, and (iii) the current cash flow of the Company, together with the proceeds the Company would receive, were it to liquidate all of its assets, after taking into account all anticipated uses of the cash, would be sufficient to pay all amounts on or in respect of its liabilities when such amounts are required to be paid. The Company does not intend to incur debts beyond its ability to pay such debts as they mature (taking into account the timing and amounts of cash to be payable on or in respect of its debt). The Company has no knowledge of any facts or circumstances which lead it to believe that it will file for reorganization or liquidation under the bankruptcy or reorganization laws of any jurisdiction within one year from the Initial Closing Date. Schedule 3.1(aa) sets forth as of the date hereof and immediately following the Initial Closing, all outstanding secured and unsecured Indebtedness of the Company or any Subsidiary, or for which the Company or any Subsidiary has commitments. For the purposes of this Agreement, “Indebtedness” means (x) any liabilities for borrowed money or amounts owed in excess of $50,000 (other than trade accounts payable incurred in the ordinary course of business), (y) all guaranties, endorsements and other contingent obligations in respect of indebtedness of others, whether or not the same are or should be reflected in the Company’s consolidated balance sheet (or the notes thereto), except guaranties by endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business; and (z) the present value of any lease payments in excess of $50,000 due under leases required to be capitalized in accordance with GAAP. Neither the Company nor any Subsidiary is in default with respect to any Indebtedness except as disclosed in the SEC Reports.

(bb) Tax Status. Except for matters that would not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect, the Company and its Subsidiaries each (i) has made or filed all federal, state and local income and all foreign income and franchise tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations and (iii) has set aside on its books provision reasonably adequate for the payment of all material taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company or of any Subsidiary know of no basis for any such claim.

(cc) Foreign Corrupt Practices. Neither the Company nor any Subsidiary, nor to the knowledge of the Company or any Subsidiary, any agent or other person acting on behalf of the Company or any Subsidiary, has (i) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any contribution made by the Company or any Subsidiary (or made by any person acting on its behalf of which the Company is aware) which is in violation of law, or (iv) violated in any material respect any provision of FCPA.

(dd) No Outstanding Variable Priced Equity Linked Instruments. As of each Closing Date and for so long as Shares are outstanding, the Company will not issue, nor have outstanding nor issuable any Variable Priced Equity Linked Instruments, nor any debt or equity with anti-dilution, ratchet or reset rights except as disclosed in the SEC Reports.

(ee) Acknowledgment Regarding Purchasers’ Purchase of Securities. The Company acknowledges and agrees that each of the Purchasers is acting solely in the capacity of an arm’s length purchaser with respect to the Transaction Documents and the transactions contemplated thereby. The Company further acknowledges that no Purchaser is acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated thereby and any advice given by any Purchaser or any of their respective representatives or agents in connection with the Transaction Documents and the transactions contemplated thereby is merely incidental to the Purchasers’ purchase of the Securities. The Company further represents to each Purchaser that the Company’s decision to enter into this Agreement and the other Transaction Documents has been based solely on the independent evaluation of the transactions contemplated hereby by the Company and its representatives.

(ff) Acknowledgment Regarding Purchaser’s Trading Activity. Anything in this Agreement or elsewhere herein to the contrary notwithstanding, it is understood and acknowledged by the Company that, subject to Purchasers’ compliance with Applicable Law: (i) none of the Purchasers has been asked by the Company to agree, nor has any Purchaser agreed, to desist from purchasing or selling, long and/or short, securities of the Company, or “derivative” securities based on securities issued by the Company or to hold the Securities for any specified term, (ii) to maintain the confidentiality of the existence and terms of this transaction and the information included in the Transaction Documents and the Disclosure Schedules, (iii) past or future open market or other transactions by any Purchaser, specifically including, without limitation, Short Sales or “derivative” transactions, before or after the closing of this or future private placement transactions, may negatively impact the market price of the Company’s publicly-traded securities, (iv) any Purchaser, and counter-parties in “derivative” transactions to which any such Purchaser is a party, directly or indirectly, may presently have a “short” position in the Common Shares and (v) each Purchaser shall not be deemed to have any affiliation with or control over any arm’s length counter-party in any “derivative” transaction. The Company further understands and acknowledges that (y) any Purchaser may engage in hedging activities at various times during the period that the Securities are outstanding, including, without limitation, during the periods that the value of the Underlying Shares deliverable with respect to Securities are being determined, and (z) such hedging activities (if any) could reduce the value of the existing shareholders' equity interests in the Company at and after the time that the hedging activities are being conducted. The Company acknowledges that such aforementioned hedging activities do not constitute a breach of any of the Transaction Documents. The Company acknowledges that anything to the contrary in the Transaction Documents notwithstanding, Purchaser may sell long any Underlying Shares it anticipates receiving after conversion of any part of the Preferred Shares or exercise of the Warrants.

(gg) Regulation M Compliance. The Company has not, and to its knowledge no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Securities, (ii) sold, bid for, purchased, or, paid any compensation for soliciting purchases of, any of the Securities, or (iii) paid or agreed to pay to any Person any compensation for soliciting another to purchase any other securities of the Company, other than, in the case of clauses (ii) and (iii).

(hh) Money Laundering. The operations of the Company and its Subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, applicable money laundering statutes and applicable rules and regulations thereunder (collectively, the “Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any Subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of the Company or any Subsidiary, threatened.

(ii) Share Option Plans. Each share option granted by the Company under the Company’s Share Option Plan was granted (i) in accordance with the terms of the Company’s Share Option Plan and (ii) with an exercise price at least equal to the fair market value of the Common Shares on the date such share option would be considered granted under GAAP and applicable law. No share option granted under the Company’s Share Option Plan has been backdated. The Company has not knowingly granted, and there is no and has been no Company policy or practice to knowingly grant, share options prior to, or otherwise knowingly coordinate the grant of share options with, the release or other public announcement of material information regarding the Company or its Subsidiaries or their financial results or prospects.

(jj) Office of Foreign Assets Control. Neither the Company nor any Subsidiary nor, to the Company's knowledge, any director, officer, agent, employee or affiliate of the Company is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”).

(kk) Private Placement. Assuming the accuracy of the Purchasers’ representations and warranties set forth in Section 3.2, no registration under the Securities Act is required for the offer and sale of the Securities by the Company to the Purchasers as contemplated hereby. The issuance and sale of the Securities hereunder does not contravene the rules and regulations of any Trading Market upon which the Company’s securities are traded or listed.

(ll) No General Solicitation. Neither the Company nor any person acting on behalf of the Company has offered or sold any of the Securities by any form of general solicitation or general advertising. The Company has offered the Securities for sale only to the Purchasers.

(mm) Indebtedness and Seniority. As of the date hereof, all Indebtedness and Liens of the Company and the principal terms thereof are set forth on Schedule 3.1(aa). After each Closing, the Company will not be overindebted or suffering from capital loss within the meaning of article 725a and 725b of the Swiss Code of Obligation.

(nn) Compliance with Applicable Law. The Company and the Subsidiaries: (A) are and at all times have been in material compliance with all Applicable Laws including but not limited to statutes, rules and regulations applicable to the ownership, testing, development, manufacture, packaging, processing, use, distribution, marketing, labeling, promotion, sale, offer for sale, storage, import, export or disposal of any product under development, manufactured or distributed by the Company or the Subsidiaries, (b) have not received any Form 483 from the FDA or similar notice from the EMA, notice of adverse finding, warning letter, or other written correspondence or notice from the FDA, the EMA, or any other federal, state, local or foreign governmental or regulatory authority alleging or asserting material noncompliance with any Applicable Laws or any licenses, certificates, approvals, clearances, authorizations, permits and supplements or amendments thereto required by any such Applicable Laws (“Authorizations”), which would, individually or in the aggregate, result in a Material Adverse Effect; (C) possess all material Authorizations and such Authorizations are valid and in full force and effect and neither the Company nor the Subsidiaries is in material violation of any term of any such Authorizations; (D) have not received written notice of any claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action from the FDA, the EMA, or any other federal, state, local or foreign governmental or regulatory authority or third party alleging that any Company product, operation or activity is in material violation of any Applicable Laws or Authorizations and has no knowledge that the FDA, the EMA, or any other federal, state, local or foreign governmental or regulatory authority or third party is considering any such claim, litigation, arbitration, action, suit, investigation or proceeding against the Company; (E) have not received notice that the FDA, EMA, or any other federal, state, local or foreign governmental or regulatory authority that (i) it has taken, is taking or intends to take action to limit, suspend, modify or revoke any material Authorizations; contests the premarket clearance, licensure, registration, or approval of, the uses of, the distribution of, the manufacturing or packaging of, the testing of, the sale of, or the labeling and promotion of any Pharmaceutical Product, (ii) withdraws its approval of, requests the recall, suspension, or seizure of, or withdraws or orders the withdrawal of advertising or sales promotional materials relating to, any Pharmaceutical Product, (iii) imposes a clinical hold on any clinical investigation by the Company or any of its Subsidiaries, (iv) enjoins production at any facility of the Company or any of its Subsidiaries, (v) enters or proposes to enter into a consent decree of permanent injunction with the Company or any of its Subsidiaries, or (vi) otherwise alleges any violation of any laws, rules or regulations by the Company or any of its Subsidiaries, and which, either individually or in the aggregate, would have a Material Adverse Effect; (vii) and has no knowledge that the FDA, EMA, or any other federal, state, local or foreign governmental or regulatory authority is considering any of the foregoing such actions (F) have filed, obtained, maintained or submitted all reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any Applicable Laws or Authorizations except where the failure to file such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments would not result in a Material Adverse Effect, and that all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were materially complete and correct on the date filed (or were corrected or supplemented by a subsequent submission).

The properties, business and operations of the Company have been and are being conducted in all material respects in accordance with all applicable laws, rules and regulations of the FDA and EMA. The Company has not been informed by the FDA that the FDA will prohibit the marketing, sale, license or use in the United States of any product proposed to be developed, produced or marketed by the Company nor has the FDA expressed any concern as to approving or clearing for marketing any product being developed or proposed to be developed by the Company. The Company has established and administers a compliance program applicable to the Company, to assist the Company and the directors, officers and employees of the Company in complying with applicable regulatory guidelines (including, without limitation, those administered by the FDA, the EMA, and any other foreign, federal, state or local governmental or regulatory authority performing functions similar to those performed by the FDA or EMA); except where such noncompliance would not reasonably be expected to have a Material Adverse Effect.

(oo) No Disqualification Events. With respect to the Securities to be offered and sold hereunder in reliance on Rule 506 under the Securities Act, none of the Company, any of its predecessors, any affiliated issuer, any director, executive officer, other officer of the Company participating in the offering hereunder, any beneficial owner of 20% or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power, nor any promoter (as that term is defined in Rule 405 under the Securities Act) connected with the Company in any capacity at the time of sale (each, an “Issuer Covered Person” and, together, “Issuer Covered Persons”) is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act (a “Disqualification Event”), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3). The Company has exercised reasonable care to determine whether any Issuer Covered Person is subject to a Disqualification Event. The Company has complied, to the extent applicable, with its disclosure obligations under Rule 506(e), and has furnished to the Purchasers a copy of any disclosures provided thereunder. The Company will notify the Purchasers in writing, prior to the Closing Date of (i) any Disqualification Event relating to any Issuer Covered Person and (ii) any event that would, with the passage of time, become a Disqualification Event relating to any Issuer Covered Person.

(pp) Regulatory Matters. The Company and its Subsidiaries have complied in all material respects with all statutes and regulations related to the research, manufacture and sale of its products to the extent applicable to the Company’s and its Subsidiaries’ activities. Items manufactured or under investigation by the Company and its Subsidiaries comply with all applicable manufacturing practices regulations and other requirements established by government regulators in the jurisdictions in which the Company or its Subsidiaries manufacture their products and Applicable Law. The Company is not and its Subsidiaries are not the subject of any investigation by any authority with respect to the development, testing, manufacturing and distribution of their products, nor has any investigation, prosecution, or other enforcement action been threatened by any regulatory agency. Neither the Company nor any of its Subsidiaries has received from any regulatory agency any letter or other document asserting that the Company or any Subsidiary has violated any statute or regulation enforced by that agency with respect to the development, testing, manufacturing and distribution of their products. To the Company’s knowledge, research conducted by or for the Company and its Subsidiaries has complied in all material respects with Applicable Law.

(qq) Other Covered Persons. Except for attorneys for legal services and accountants for accounting services, the Company is not aware of any person that has been or will be paid (directly or indirectly) remuneration in connection with the sale of any Securities pursuant to this Agreement.

(rr) Environmental Laws. The Company and its Subsidiaries (i) are in compliance with all Applicable Law relating to pollution or protection of human health or the environment (including ambient air, surface water, groundwater, land surface or subsurface strata), including laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, “Hazardous Materials”) into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands, or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations, issued, entered, promulgated or approved thereunder (“Environmental Laws”); (ii) have received all permits licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses; and (iii) are in compliance with all terms and conditions of any such permit, license or approval where in each clause (i), (ii) and (iii), the failure to so comply could be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(ss) Accountants. The Company’s accounting firm is as set forth in the SEC Reports. To the knowledge and belief of the Company, such accounting firm (i) is a registered public accounting firm as required by the Exchange Act and (ii) shall express its opinion with respect to the financial statements to be included in the Registration Statement and other Company filings with the Commission and will express its opinion for the fiscal year ending December 31, 2024.

(tt) No Disagreements with Accountants and Lawyers. There are no disagreements of any kind presently existing, or reasonably anticipated by the Company to arise, between the Company and the accountants and lawyers formerly or presently employed by the Company and the Company is current with respect to any fees owed to its accountants and lawyers which could affect the Company’s ability to perform any of its obligations under any of the Transaction Documents.

(uu) U.S. Real Property Holding Corporation. The Company is not and has never been a U.S. real property holding corporation within the meaning of Section 897 of the Internal Revenue Code of 1986, as amended, and the Company shall so certify upon Purchaser’s request.

(vv) Bank Holding Company Act. Neither the Company nor any of its Subsidiaries or Affiliates is subject to the Bank Holding Company Act of 1956, as amended (the “BHCA”) and to regulation by the Board of Governors of the Federal Reserve System (the “Federal Reserve”). Neither the Company nor any of its Subsidiaries or Affiliates owns or controls, directly or indirectly, five percent (5%) or more of the outstanding shares of any class of voting securities or twenty-five percent or more of the total equity of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve. Neither the Company nor any of its Subsidiaries or Affiliates exercises a controlling influence over the management or policies of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve.

(ww) Cybersecurity. (i)(x)To the knowledge of the Company, there has been no security breach or other compromise of or relating to any of the Company’s or any Subsidiary’s information technology and computer systems, networks, hardware, software, data (including the data of its respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of it), equipment or technology (collectively, “IT Systems and Data”) and (y) the Company and the Subsidiaries have not been notified of, and has no knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to its IT Systems and Data; (ii) the Company and the Subsidiaries are presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, individually or in the aggregate, have a Material Adverse Effect; (iii) the Company and the Subsidiaries have implemented and maintained commercially reasonable safeguards to maintain and protect its material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and Data; and (iv) the Company and the Subsidiaries have implemented backup and disaster recovery technology consistent with commercially reasonable industry standards and practices; except in the case of each of clause (i), such as could not have or reasonably be expected to result in a Material Adverse Effect.

(xx) Compliance with Data Privacy Laws. (i) To the knowledge of the Company, the Company and its Subsidiaries are, and at all times during the last three (3) years were, in material compliance with all Applicable Law including but not limited to state, federal and foreign data privacy and security laws and regulations (collectively, the “Privacy Laws”); (ii) the Company and its Subsidiaries have in place, comply with, and take commercially reasonable steps designed to comply with their policies and procedures relating to data privacy and security and the collection, storage, use, disclosure, handling and analysis of Personal Data (as defined below) (the “Policies”); “Personal Data” means (i) a natural person’s name, street address, telephone number, email address, photograph, social security number, bank information, or customer or account number; and (ii) any other piece of information that allows the identification of such natural person, or his or her family, or permits the collection or analysis of any identifiable data related to an identified person’s health or sexual orientation. (i) To the knowledge of the Company, none of such disclosures made or contained in any of the Policies have been materially inaccurate, materially misleading, or deceptive in violation of any Privacy Laws and (ii) to the knowledge of the Company, the execution, delivery and performance of the Transaction Documents will not result in a breach of any Privacy Laws or Policies. Neither the Company nor its Subsidiaries is a party to any order, decree, or agreement by or with any court or arbitrator or governmental or regulatory authority that imposed any obligation or liability under any Privacy Law.

(yy) Stock Transfer Taxes. On each Closing Date, all material stock/share transfer or other taxes (other than income taxes), including the Swiss issuance stamp duty, which are required to be paid in connection with the sale and transfer of the Securities to be sold hereunder will be, or will have been, fully paid or provided for by the Company and all laws imposing such taxes will be or will have been fully complied with by the Company in all material respects.

(zz) Immunity. Neither the Company nor any of its Subsidiaries nor any of its or their properties or assets has any immunity from the jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution or otherwise) under the laws of Switzerland.

(aaa) Broker/Dealer Relationships. Neither the Company nor any Subsidiary or any related entities (i) is required to register as a “broker” or “dealer” in accordance with the provisions of the Exchange Act or (ii) directly or indirectly through one or more intermediaries, controls or is a “person associated with a member” or “associated person of a member” (within the meaning set forth in the FINRA Manual).

(bbb) Emerging Growth Company Status. From the time of the initial filing of the Company’s first registration statement with the Commission through the date hereof, the Company has been and is an “emerging growth company,” as defined in Section 2(a) of the Securities Act.

(ccc) Foreign Private Issuer. The Company qualifies as a “foreign private issuer” within the meaning of Rule 405 under the Securities Act.

(ddd) Dividends. Under current laws and regulations of Switzerland and any political subdivision thereof, all dividends and other distributions declared and payable on the Securities may be paid by the Company to the holder thereof in United States dollars or Swiss franc that may be converted into foreign currency and freely transferred out of Switzerland and all such payments made to holders thereof or therein who are non-residents of Switzerland may be subject to income, withholding or other taxes under laws and regulations of Switzerland or any political subdivision or taxing authority thereof or therein and will otherwise be free and clear of any other tax, duty, withholding or deduction in Switzerland or any political subdivision or taxing authority thereof or therein and without the necessity of obtaining any governmental authorization in Switzerland or any political subdivision or taxing authority thereof or therein.

(eee) Validity of Choice of Law. The choice of the laws of the State of New York as the governing law of this Agreement is a valid choice of law under the laws of Switzerland and will be honored by courts in Switzerland. The Company has the power to submit, and pursuant to this Agreement, has legally, validly, effectively and irrevocably submitted, to the personal jurisdiction of each the State of New York and United States Federal court sitting in New York County (each, a “New York Court”) and has validly and irrevocably waived any objection to the laying of venue of any suit, action or proceeding brought in any such court; and the Company has the power to designate, appoint and empower, and pursuant to this Agreement, has legally, validly, effectively and irrevocably designated, appointed and empowered, the authorized agent identified on Schedule 3.1(eee) for service of process in any action arising out of or relating to this Agreement, or the offering of the Securities in any New York Court, and service of process effected on any such authorized agent will be effective to confer valid personal jurisdiction over the Company as provided in this Agreement.

(fff) Enforcement. This Agreement is in proper form under the laws of Switzerland for the enforcement thereof against the Company, and to ensure the legality, validity, enforceability or admissibility into evidence in Switzerland of this Agreement, it is not necessary that this Agreement be filed or recorded with any court or other authority in Switzerland or, except as disclosed in the most recent SEC Reports, that any stamp or similar tax in Switzerland be paid on or in respect of this Agreement or any other documents to be furnished hereunder. Any final judgment for a fixed or readily calculable sum of money rendered by a New York Court having jurisdiction under its own domestic laws in respect of any suit, action or proceeding against the Company based upon this Agreement and any instruments or agreements entered into for the consummation of the transactions contemplated herein and therein would be declared enforceable against the Company, without re-examination or review of the merits of the cause of action in respect of which the original judgment was given or re-litigation of the matters adjudicated upon, by the courts of Switzerland. The Company is not aware of any reason why the enforcement in Switzerland of such a New York Court judgment would be, as of the date hereof, contrary to public policy of Switzerland.

(ggg) Clinical Studies. The animal and other preclinical studies and clinical trials conducted by the Company or on behalf of the Company were, and, if still pending are, to the Company’s knowledge, being conducted in all material respects in compliance with all applicable laws, rules and regulations and in accordance with experimental protocols, procedures and controls generally used by qualified experts in the preclinical study and clinical trials of new drugs and biologics as applied to comparable products to those being developed by the Company; the descriptions of the results of such preclinical studies and clinical trials contained in the SEC Reports are accurate and complete in all material respects, and, except as set forth in the SEC Reports, the Company has no knowledge of any other clinical trials or preclinical studies, the results of which reasonably call into question the clinical trial or preclinical study results described or referred to in the SEC Reports when viewed in the context in which such results are described; and the Company has not received any written notices or correspondence from the FDA, the EMA, or any other domestic or foreign governmental agency requiring the termination, suspension or modification of any preclinical studies or clinical trials conducted by or on behalf of the Company that are described in the SEC Reports or the results of which are referred to in the SEC Reports.

(hhh) Sarbanes-Oxley. The Company and the Subsidiaries are in compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002, as amended, that are effective as of the date hereof and as of each Closing Date, and any and all applicable rules and regulations promulgated by the Commission thereunder that are effective as of the date hereof and as of each Closing Date.

(iii) Survival. The foregoing representations and warranties shall survive the Closing.

3.2 Representations and Warranties of the Purchasers. Each Purchaser, for itself and for no other Purchaser, hereby represents and warrants as of the date hereof and as of each Closing Date to the Company as follows (unless as of a specific date therein, in which case they shall be accurate as of such date):

(a) Organization; Authority. Such Purchaser is either an individual or an entity duly incorporated or formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation with full right, corporate, partnership, limited liability company or similar power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of the Transaction Documents and performance by such Purchaser of the transactions contemplated by the Transaction Documents have been duly authorized by all necessary corporate, partnership, limited liability company or similar action, as applicable, on the part of such Purchaser. Each Transaction Document to which it is a party has been duly executed by such Purchaser, and when delivered by such Purchaser in accordance with the terms hereof, will constitute the valid and legally binding obligation of such Purchaser, enforceable against it in accordance with its terms, except: (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(b) Own Account. Such Purchaser understands that the Securities are “restricted securities” and have not been registered under the Securities Act or any applicable state securities law and is acquiring the Securities as principal for its own account and not with a view to or for distributing or reselling such Securities or any part thereof in violation of the Securities Act or any applicable state securities law, has no present intention of distributing any of such Securities in violation of the Securities Act or any applicable state securities law and has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of such Securities in violation of the Securities Act or any applicable state securities law (this representation and warranty not limiting such Purchaser’s right to sell the Securities pursuant to the Registration Statement or otherwise in compliance with applicable federal and state securities laws). Such Purchaser is acquiring the Securities hereunder in the ordinary course of its business.

(c) Purchaser Status. At the time such Purchaser was offered the Securities, it was, and as of the date hereof it is, and on each date on which it converts any Preferred Shares it will be either: (i) an accredited investor (“Accredited Investor”) as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7) or (a)(8) under the Securities Act or (ii) a “qualified institutional buyer” as defined in Rule 144A(a) under the Securities Act. Such Purchaser has the authority and is duly and legally qualified to purchase and own the Securities. Such Purchaser is able to bear the risk of such investment for an indefinite period and to afford a complete loss thereof. Such Purchaser has provided the information in the Accredited Investor Questionnaire attached hereto as Exhibit A (the “Investor Questionnaire”). The information set forth on the signature pages hereto and the Investor Questionnaire regarding such Purchaser is true and complete in all respects. Except as disclosed in the Investor Questionnaire, such Purchaser has had no position, office or other material relationship within the past three years with the Company or Persons (as defined below) known to such Purchaser to be affiliates of the Company, and is not a member of the Financial Industry Regulatory Authority or an “associated person” (as such term is defined under the FINRA Membership and Registration Rules Section 1011).

(d) Experience of Such Purchaser. Such Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Securities, and has so evaluated the merits and risks of such investment. Such Purchaser is able to bear the economic risk of an investment in the Securities and, at the present time, is able to afford a complete loss of such investment.

(e) Information on Company. Such Purchaser has been furnished with or has had access to the Disclosure Schedules. Purchasers are not deemed to have any knowledge of any information not included in the Disclosure Schedules unless such information has been delivered to Purchasers in writing or electronically (such other information is collectively, the “Other Written Information”), and considered all factors such Purchaser deems material in deciding on the advisability of investing in the Securities. Such Purchaser was afforded (i) the opportunity to ask such questions as such Purchaser deemed necessary of, and to receive answers from, representatives of the Company concerning the merits and risks of acquiring the Securities; (ii) the right of access to information about the Company and its financial condition, results of operations, business, properties, management and prospects sufficient to enable such Purchaser to evaluate the Securities; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to acquiring the Securities.

(f) Compliance with Securities Act; Reliance on Exemptions. Such Purchaser understands and agrees that the Securities have not been registered under the Securities Act or any applicable state securities laws, by reason of their issuance in a transaction that does not require registration under the Securities Act, and that such Securities must be held indefinitely unless a subsequent disposition is registered under the Securities Act or any applicable state securities laws or is exempt from such registration. Such Purchaser understands and agrees that the Securities are being offered and sold to such Purchaser in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and regulations and that the Company is relying in part upon the truth and accuracy of, and such Purchaser’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of such Purchaser set forth herein in order to determine the availability of such exemptions and the eligibility of such Purchaser to acquire the Securities.

(g) Communication of Offer. Such Purchaser is not purchasing the Securities as a result of any “general solicitation” or “general advertising,” as such terms are defined in Regulation D, which includes, but is not limited to, any advertisement, article, notice or other communication regarding the Securities published in any newspaper, magazine or similar media or on the internet or broadcast over television, radio or the internet or presented at any seminar or any other general solicitation or general advertisement.

(h) No Governmental Review. Such Purchaser understands that no United States federal or state agency or any other governmental or state agency has passed on or made recommendations or endorsement of the Securities or the suitability of the investment in the Securities nor have such authorities passed upon or endorsed the merits of the Offering.

The Company acknowledges and agrees that the representations contained in this Section 3.2 shall not modify, amend or affect such Purchaser’s right to rely on the Company’s representations and warranties contained in this Agreement or any representations and warranties contained in any other Transaction Document or any other document or instrument executed and/or delivered in connection with this Agreement or the consummation of the transactions contemplated hereby. Notwithstanding the foregoing, for the avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude any actions, with respect to locating or borrowing shares in order to effect Short Sales or similar transactions in the future.

ARTICLE IV.
OTHER AGREEMENTS OF THE PARTIES

4.1 Removal of Legends.

(a) Transfer Restrictions. The Securities may only be disposed of in compliance with state and federal securities laws and the applicable laws of Switzerland. In connection with any transfer of Securities other than pursuant to an effective registration statement or Rule 144 or other available exemption, to the Company or to an Affiliate of a Purchaser or in connection with a pledge as contemplated in Section 4.1(c), the Company may require the transferor thereof to provide to the Company, at the Company’s expense, an opinion of counsel selected by the transferor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Securities under the Securities Act. As a condition of such transfer, any such transferee shall agree in writing to be bound by the terms of this Agreement and the Registration Rights Agreement shall have the rights and obligations of a Purchaser under this Agreement and the other Transaction Documents.

(b) Legend. The Purchasers agree to the imprinting, so long as is required by this Section 4.1, of a legend on any of the Securities in the following form:

[NEITHER] THIS SECURITY [NOR THE SECURITIES INTO WHICH THIS SECURITY IS EXERCISABLE/CONVERTIBLE HAS [NOT] BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THIS SECURITY [AND THE SECURITIES ISSUABLE UPON [EXERCISABLE/CONVERSION] OF THIS SECURITY] MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT WITH A REGISTERED BROKER-DEALER OR OTHER LOAN WITH A FINANCIAL INSTITUTION THAT IS AN ACCREDITED INVESTOR AS DEFINED IN RULE 501(a) UNDER THE SECURITIES ACT OR OTHER LOAN SECURED BY SUCH SECURITIES.

(c) Pledge. The Company acknowledges and agrees that a Purchaser may from time to time pledge pursuant to a bona fide margin agreement with a registered broker-dealer or grant a security interest in some or all of the Securities to a financial institution that is an Accredited Investor and who agrees to be bound by the provisions of this Agreement and, if required under the terms of such arrangement, such Purchaser may transfer pledge or secure Securities to the pledgees or secured parties. Such a pledge or transfer would not be subject to approval of the Company and no legal opinion of legal counsel of the pledgee, secured party or pledgor shall be required in connection therewith. Further, no notice shall be required of such pledge. At the appropriate Purchaser’s expense, the Company will execute and deliver such reasonable documentation as a pledgee or secured party of Securities may reasonably request in connection with a pledge or transfer of the Securities, including, if the Securities are included for registration in a registration statement, the preparation and filing of any required prospectus supplement under Rule 424(b)(3) under the Securities Act or other applicable provision of the Securities Act to appropriately amend the list of selling stockholders thereunder .

(d) Legend Removal. Certificates evidencing the Underlying Shares shall not contain any legend (“Unlegended Shares”) (including the legend set forth in Section 4.1(b) hereof): (i) while a registration statement (including the Registration Statement) covering the resale of such security is effective under the Securities Act, (ii) following any sale of such Underlying Shares pursuant to Rule 144, (iii) if such Underlying Shares are eligible for sale under Rule 144 without information requirements, or (iv) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the Commission). The Company shall cause its counsel, at the expense of the Company, to issue a legal opinion to the Transfer Agent or the Purchaser promptly after the Effective Date, on each date a registration statement is declared effective by the Commission, if required by the Transfer Agent to effect the removal of the legend hereunder, or if requested by a Purchaser, respectively. If all or any Preferred Shares are converted at a time when there is an effective registration statement to cover the resale of the Underlying Shares, or if such Underlying Shares may be sold under Rule 144 and the Company is then in compliance with the current public information required under Rule 144 without the requirement for the Company to be in compliance with the current public information required under Rule 144 as to such Underlying Shares and without volume or manner-of-sale restrictions or if such legend is not otherwise required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the Commission) then such Underlying Shares shall be issued free of all legends. The Company agrees that following such time as such legend is no longer required under this Section 4.1(d), it will, no later than the earlier of (i) one (1) Trading Day and (ii) the number of Trading Days comprising the Standard Settlement Period (as defined below) following the delivery by a Purchaser to the Company or the Transfer Agent of a certificate representing Underlying Shares, as applicable, issued with a restrictive legend (such date, the “Legend Removal Date”), deliver or cause to be delivered to such Purchaser a certificate representing such shares that is free from all restrictive and other legends. The Company may not make any notation on its records or give instructions to the Transfer Agent that enlarge the restrictions on transfer set forth in this Section 4. Certificates for Underlying Shares subject to legend removal hereunder shall be transmitted by the Transfer Agent to the Purchaser by crediting the account of the Purchaser’s prime broker with the Depository Trust Company System as directed by such Purchaser. As used herein, “Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, on the Company’s primary Trading Market with respect to the Common Shares as in effect on the date of delivery of a certificate representing Underlying Shares, as applicable, issued with a restrictive legend.

(e) Legend Removal Default. In addition to such Purchaser’s other available remedies, provided the conditions for legend removal set forth in Section 4.1(d) exist, the Company shall pay to a Purchaser, in cash, as partial liquidated damages and not as a penalty, for each $1,000 of Underlying Shares (based on the higher of the actual purchase price or VWAP of the Common Shares on the date such Securities are submitted to the Transfer Agent) delivered for removal of the restrictive legend and subject to Section 4.1(d), $10 per Trading Day for each Trading Day after the Legend Removal Date (increasing to $20 per Trading Day after the fifth Trading Day) until such certificate is delivered without a legend. Nothing herein shall limit such Purchaser’s right to pursue actual damages for the Company’s failure to deliver certificates representing any Securities as required by the Transaction Documents, and such Purchaser shall have the right to pursue all remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief.

(f) DWAC. In lieu of delivering physical certificates representing the Unlegended Shares, upon request of a Purchaser, so long as the certificates therefor do not bear a legend and the Purchaser is not obligated to return such certificate for the placement of a legend thereon, the Company shall cause its transfer agent to electronically transmit the Unlegended Shares by crediting the account of Purchaser’s prime broker with the Depository Trust Company through its Deposit Withdrawal At Custodian system, provided that the Company’s Common Shares is DTC eligible and the Company’s transfer agent participates in the Deposit Withdrawal at Custodian system. Such delivery must be made on or before the Legend Removal Date.

(g) Injunction. In the event a Purchaser shall request delivery of Unlegended Shares as described in this Section 4.1 and the Company is required to deliver such Unlegended Shares, the Company may not refuse to deliver Unlegended Shares based on any claim that such Purchaser or anyone associated or affiliated with such Purchaser has not complied with Purchaser’s obligations under the Transaction Documents, or for any other reason, unless, an injunction or temporary restraining order from a court, on notice, restraining and or enjoining delivery of such Unlegended Shares shall have been sought and obtained by the Company and the Company has posted a surety bond for the benefit of such Purchaser in the amount of the greater of (i) 120% of the amount of the aggregate purchase price of the Underlying Shares to be subject to the injunction or temporary restraining order, or (ii) the VWAP of the Common Shares on the Trading Day before the issue date of the injunction multiplied by the number of Unlegended Shares to be subject to the injunction, which bond shall remain in effect until the completion of arbitration/litigation of the dispute and the proceeds of which shall be payable to such Purchaser to the extent Purchaser obtains judgment in Purchaser’s favor.

(h) Buy-In. In addition to any other rights available to Purchaser, if the Company fails to deliver to a Purchaser Unlegended Shares as required pursuant to this Agreement and after the Legend Removal Date the Purchaser, or a broker on the Purchaser’s behalf, purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by such Purchaser of the Common Shares which the Purchaser was entitled to receive in unlegended form from the Company (a “Buy-In”), then the Company shall promptly pay in cash to the Purchaser (in addition to any remedies available to or elected by the Purchaser) the amount, if any, by which (A) the Purchaser’s total purchase price (including brokerage commissions, if any) for the Common Shares so purchased exceeds (B) the aggregate purchase price of the Common Shares delivered to the Company for reissuance as Unlegended Shares together with interest thereon at a rate of 15% per annum accruing until such amount and any accrued interest thereon is paid in full (which amount shall be paid as liquidated damages and not as a penalty). For example, if a Purchaser purchases Common Shares having a total purchase price of $11,000 to cover a Buy-In with respect to $10,000 of purchase price of Underlying Shares delivered to the Company for reissuance as Unlegended Shares, the Company shall be required to pay the Purchaser $1,000, plus interest, if any. The Purchaser shall provide the Company written notice indicating the amounts payable to the Purchaser in respect of the Buy-In.

(i) Plan of Distribution. Each Purchaser, severally and not jointly with the other Purchasers, agrees with the Company that such Purchaser will sell any Securities pursuant to either the registration requirements of the Securities Act, including any applicable prospectus delivery requirements, or an exemption therefrom, and that if Securities are sold pursuant to the Registration Statement, they will be sold in compliance with the plan of distribution set forth therein, and acknowledges that the removal of the restrictive legend from certificates representing Securities as set forth in this Section 4.1 is predicated upon the Company’s reliance upon this understanding.

4.2 Acknowledgment of Dilution. The Company acknowledges that the issuance of the Securities may result in dilution of the outstanding Common Shares, which dilution may be substantial under certain market conditions. Specifically, the Company acknowledges that the execution of this Agreement shall trigger the price protections in the Debt SPA. The Company further acknowledges that its obligations under the Transaction Documents, including, without limitation, its obligation to issue the Underlying Shares pursuant to the Transaction Documents, are unconditional and absolute and not subject to any right of set off, counterclaim, delay or reduction, regardless of the effect of any such dilution or any claim the Company may have against any Purchaser and regardless of the dilutive effect that such issuance may have on the ownership of the other shareholders of the Company.

4.3 Furnishing of Information; Public Information.

(a) The Company covenants and undertakes that for so long as any Securities are held by a Purchaser, the Company will remain a company subject to the reporting requirements of Section 12(b) or Section 12(g) of the Exchange Act, will file all periodic reports with the Commission pursuant to the Exchange Act, and will maintain the registration of the Common Shares under Section 12(b) or 12(g) of the Exchange Act. The Company further covenants and undertakes to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company pursuant to the Exchange Act and timely file all reports that would be required to be filed by an issuer subject to Section 12(b) or 12(g) of the Exchange Act even if the Company is not then subject to the reporting requirements of the Exchange Act.

(b) Except at a time that all of the Securities may be sold without the requirement for the Company to be in compliance with Rule 144(c)(1) and otherwise without restriction or limitation pursuant to Rule 144, if the Company (i) shall fail for any reason to satisfy the current public information requirement under Rule 144(c) or (ii) has ever been an issuer described in Rule 144(i)(1)(i) or becomes an issuer in the future, and the Company shall fail to satisfy any condition set forth in Rule 144(i)(2) (a “Public Information Failure”) then, in addition to such Purchaser’s other available remedies, the Company shall pay to a Purchaser, in cash, as partial liquidated damages and not as a penalty, by reason of any such delay in or reduction of its ability to sell the Securities, an amount in cash equal to two percent (2.0%) of the aggregate Subscription Amount of such Purchaser’s Securities on the day of a Public Information Failure and on every thirtieth (30th) day (pro rated for periods totaling less than thirty days) thereafter until the earlier of (a) the date such Public Information Failure is cured and (b) such time that such public information is no longer required for the Purchasers to transfer the Underlying Shares pursuant to Rule 144. The payments to which a Purchaser shall be entitled pursuant to this Section 4.3(b) are referred to herein as “Public Information Failure Payments.” Public Information Failure Payments shall be paid on the earlier of (i) the last day of the calendar month during which such Public Information Failure Payments are incurred and (ii) the fifth (5th) Business Day after the event or failure giving rise to the Public Information Failure Payments is cured. In the event the Company fails to make Public Information Failure Payments in a timely manner, such Public Information Failure Payments shall bear interest at the rate of 1.5% per month (prorated for partial months) until paid in full. Nothing herein shall limit such Purchaser’s right to pursue actual damages for the Public Information Failure, and such Purchaser shall have the right to pursue all remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief.

4.4 Integration. The Company shall not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Securities in a manner that would require the registration under the Securities Act of the sale of the Securities or that would be integrated with the offer or sale of the Securities for purposes of the rules and regulations of any Trading Market such that it would require shareholder approval prior to the closing of such other transaction or to effectuate such other transaction unless shareholder approval is obtained before the earlier of the closing of such subsequent transaction or effectuation of such other transaction.

4.5 Conversion Procedures. The form of Conversion Notice annexed hereto as Exhibit F sets forth the totality of the procedures required of the Purchasers in order to convert the Preferred Shares. Without limiting the preceding sentences, no ink-original Conversion Notice shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Conversion form be required in order to convert the Preferred Shares. Other than the duly executed Conversion Notice, no additional legal opinion, other information, instructions, consent of the Board of Directors, consent of the Company’s shareholders, consent of Nasdaq Capital Market, or any other approval or precondition shall be required for the Purchasers to convert their Preferred Shares. The Company shall honor conversions of the Preferred Shares and exercises of the Warrants and shall deliver Underlying Shares in accordance with the terms, conditions and time periods set forth in the Transaction Documents.

4.6 Securities Laws Disclosure; Publicity. The Company shall (a) not later than the Business Day following each Closing Date, issue a press release disclosing the material terms of the transactions contemplated hereby, and (b) file a Report on Form 6-K, including the Transaction Documents as exhibits thereto, with the Commission within the time required by the Exchange Act. From and after the issuance of such press release, the Company represents to the Purchasers that it shall have publicly disclosed all material, non-public information delivered to any of the Purchasers by the Company or any of its Subsidiaries, or any of their respective officers, directors, employees, Affiliates or agents in connection with the transactions contemplated by the Transaction Documents. In addition, effective upon the issuance of such press release, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Company, any of its Subsidiaries or any of their respective officers, directors, employees, Affiliates or agents on the one hand, and any of the Purchasers or any of their Affiliates on the other hand, shall terminate and be of no further force or effect. The Company understands and confirms that each Purchaser shall be relying on the foregoing covenant in effecting transactions in securities of the Company. The Company and each Purchaser shall consult with each other in issuing any other press releases with respect to the transactions contemplated hereby, and neither the Company nor any Purchaser shall issue any such press release nor otherwise make any such public statement without the prior consent of the Company, with respect to any press release of any Purchaser, or without the prior consent of each Purchaser, with respect to any press release of the Company, which consent shall not unreasonably be withheld or delayed, except if such disclosure is required by law, in which case the disclosing party shall promptly provide the other party with prior notice of such public statement or communication. Notwithstanding the foregoing, the Company shall not publicly disclose the name of any Purchaser, or include the name of any Purchaser in any filing with the Commission or any regulatory agency or Trading Market, without the prior written consent of such Purchaser, except (a) as required by federal securities law in connection with the filing of final Transaction Documents with the Commission and (b) to the extent such disclosure is required by law or Trading Market regulations, in which case the Company shall provide the Purchasers with prior notice of such disclosure permitted under this clause (b) and reasonably cooperate with such Purchaser regarding such disclosure.

4.7 Shareholder Rights Plan. No claim will be made or enforced by the Company or, with the consent of the Company, any other Person, that any Purchaser is an “Acquiring Person” under any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or similar anti-takeover plan or arrangement in effect or hereafter adopted by the Company, or that any Purchaser could be deemed to trigger the provisions of any such plan or arrangement, by virtue of receiving Securities under the Transaction Documents or under any other agreement between the Company and the Purchasers.

4.8 Non-Public Information. Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents, which shall be disclosed pursuant to Section 4.6, the Company covenants and agrees that neither it, nor any other Person acting on its behalf will provide any Purchaser or its agents or counsel with any information that constitutes, or the Company reasonably believes constitutes, material non-public information, unless prior thereto such Purchaser shall have consented to the receipt of such information and agreed with the Company to keep such information confidential. The Company understands and confirms that each Purchaser shall be relying on the foregoing covenant in effecting transactions in securities of the Company. To the extent that the Company, any of its Subsidiaries, or any of their respective officers, directors, agents, employees or Affiliates delivers any material, non-public information to a Purchaser without such Purchaser’s consent to hold such information in a confidential manner, the Company hereby covenants and agrees that such Purchaser shall not have any duty of confidentiality to the Company, any of its Subsidiaries, or any of their respective officers, directors, agents, employees or Affiliates, or a duty to the Company, any of its Subsidiaries or any of their respective officers, directors, agents, employees or Affiliates not to trade on the basis of, such material, non-public information, provided that the Purchaser shall remain subject to applicable law. To the extent that any notice provided pursuant to any Transaction Document constitutes, or contains, material, non-public information regarding the Company or any Subsidiaries, the Company shall simultaneously with the delivery of such notice file such notice with the Commission pursuant to a Report on Form 6-K. The Company understands and confirms that each Purchaser shall be relying on the foregoing covenant in effecting transactions in securities of the Company.

4.9 Registration of Securities. Except as disclosed in the SEC Reports, the Company undertakes not to file any registration statement other than with respect to the Securities until all of the Securities have been included for resale in a registration statement that is effective and current for a period of not less than one year (the “Restrictive Period”). At the Initial Closing the Company will pay the entire fee payable to Company Counsel to prepare and file the Registration Statement.

4.10 Indemnification of Purchasers. Subject to the provisions of this Section 4.10, the Company will indemnify and hold each Purchaser and its directors, officers, shareholders, members, partners, employees and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title), each Person who controls such Purchaser (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, shareholders, agents, members, partners or employees (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title) of such controlling persons (each, a “Purchaser Party”) harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation that any such Purchaser Party may suffer or incur as a result of or relating to (a) any breach of any of the representations, warranties, covenants or agreements made by the Company in this Agreement or in the other Transaction Documents or (b) any action instituted against the Purchaser Parties in any capacity, or any of them or their respective Affiliates, by any shareholder of the Company who is not an Affiliate of such Purchaser Party, with respect to any of the transactions contemplated by the Transaction Documents (unless such action is solely based upon a material breach of such Purchaser Party’s representations, warranties or covenants under the Transaction Documents or any agreements or understandings such Purchaser Party may have with any such shareholder or any violations by such Purchaser Party of state or federal securities laws or any conduct by such Purchaser Party which is finally judicially determined to constitute fraud, gross negligence or willful misconduct). If any action shall be brought against any Purchaser Party in respect of which indemnity may be sought pursuant to this Agreement, such Purchaser Party shall promptly notify the Company in writing, and the Company shall have the right to assume the defense thereof with counsel of its own choosing reasonably acceptable to the Purchaser Party. Any Purchaser Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Purchaser Party except to the extent that (i) the employment thereof has been specifically authorized by the Company in writing, (ii) the Company has failed after a reasonable period of time to assume such defense and to employ counsel or (iii) in such action there is, in the reasonable opinion of counsel, a material conflict on any material issue between the position of the Company and the position of such Purchaser Party, in which case the Company shall be responsible for the reasonable fees and expenses of no more than one such separate counsel. The Company will not be liable to any Purchaser Party under this Agreement (y) for any settlement by a Purchaser Party effected without the Company’s prior written consent, which shall not be unreasonably withheld or delayed; or (z) to the extent, but only to the extent that a loss, claim, damage or liability is attributable to any Purchaser Party’s breach of its material representations, warranties or covenants under the Transaction Documents. The indemnification required by this Section 4.10 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or are incurred. The indemnity agreements contained herein shall be in addition to any cause of action or similar right of any Purchaser Party against the Company or others and any liabilities the Company may be subject to pursuant to law.

4.11 Reservation and Listing of Securities.

(a) Following the receipt of Shareholder Approval, the Company will have reserved from its Treasury Shares and/or conditional share capital for shareholders’ options the Required Minimum free of pre-emptive rights and the Company shall continue to reserve and keep available at all times, free of pre-emptive rights, a sufficient number of Preferred Shares and Common Shares out of the Treasury Shares and/or conditional share capital for shareholders’ options, solely for the purpose of enabling it to issue Common Shares pursuant to any conversion of Preferred Shares and exercise of the Warrants from time to time. If, on any date, the number of authorized but unissued (and otherwise unreserved) Preferred Shares and Common Shares is less than the Required Minimum on such date (an “Authorized Share Failure”), then the Board of Directors shall amend the Company’s Amended and Restated Articles of Association to increase the number of authorized but unissued Preferred Shares and Common Shares to at least the Required Minimum plus such other amount as may be required for the Company’s other purposes, and reserve the Required Minimum on behalf of the Purchaser, as soon as possible and in any event not later than the 45th day after such date. Without limiting the generality of the foregoing sentence, as soon as practicable after the date of the occurrence of an Authorized Share Failure, but in no event later than forty-five (45) days after the occurrence of such Authorized Share Failure, the Company shall hold a meeting of its shareholders for the approval of an increase in the number of authorized Common Shares. In connection with such meeting, the Company shall provide each shareholder with a proxy statement and shall solicit its shareholders' approval of such increase in authorized Common Shares and to cause its board of directors to recommend to the shareholders that they approve such proposal. The Company will make similar reservations as described above with respect to Purchasers’ Additional Closing rights set forth in Section 2.4 of this Agreement. The Company shall be required to effectuate such reservations pursuant to the timeline set forth above, commencing 20 days after the Closing.

(b) The Company shall prior to each Closing, if required to list the Underlying Shares: (i) in the time and manner required by the principal Trading Market, prepare and file with such Trading Market an initial or additional shares listing application covering a number of Common Shares at least equal to the Required Minimum on the date of such application, (ii) provide to the Purchasers evidence of such listing or quotation and (iii) maintain the listing or quotation of such Common Shares on any date at least equal to the Required Minimum on such date on such Trading Market or another Trading Market. The Company will take all action necessary to continue the listing or quotation and trading of its Common Shares on the Nasdaq Capital Market until the later of (i) five (5) years after the final Closing Date, and (ii) for so long as the Securities are outstanding, and will comply in all respects with the Company’s reporting, filing and other obligations under the bylaws or rules of the Trading Market. In the event the aforementioned listing is not continuously maintained for five (5) years after the final Closing Date and for so long as Securities are outstanding (a “Listing Default”), then in addition to any other rights the Purchasers may have hereunder or under Applicable Law, on the first day of a Listing Default and on each monthly anniversary of each such Listing Default date (if the applicable Listing Default shall not have been cured by such date) until the applicable Listing Default is cured, the Company shall pay to each Purchaser an amount in cash, as partial liquidated damages and not as a penalty, equal to 2% of the Fair Market Value of the Underlying Shares held by or issuable to such Purchaser on the day of a Listing Default and on every thirtieth day (pro-rated for periods less than thirty days) thereafter until the date such Listing Default is cured. If the Company fails to pay any liquidated damages pursuant to this Section 4.11 in a timely manner, the Company will pay interest thereon at a rate of 1.5% per month (pro-rated for partial months) to the Purchaser.

(c) The Company agrees to maintain the eligibility of the Common Shares for electronic transfer through the Depository Trust Company or another established clearing corporation, including, without limitation, by timely payment of fees to the Depository Trust Company or such other established clearing corporation in connection with such electronic transfer.

4.12 Form D. The Company agrees to timely file a Form D with respect to the Securities as required under Regulation D and to provide a copy thereof, promptly upon request of any Purchaser. The Company shall take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for, or to qualify the Securities for, sale to the Purchasers at a Closing under Applicable Law, including “Blue Sky” laws of the states of the United States, and shall provide evidence of such actions promptly upon request of any Purchaser.

4.13 Subsequent Equity Sales. From the date hereof until the such time as the Preferred Shares are no longer outstanding, the Company will not, without the consent of a Majority in Interest, enter into any Equity Line of Credit or similar agreement, issue or agree to issue floating or Variable Priced Equity Linked Instruments nor issue or agree to issue any of the foregoing or equity with price reset rights (subject to adjustment for stock splits, distributions, dividends, recapitalizations and the like) (collectively, a “Variable Rate Transaction”). For purposes hereof, “Equity Line of Credit” shall include any transaction involving a written agreement between the Company and an investor or underwriter whereby the Company has the right to “put” its securities to the investor or underwriter over an agreed period of time and at an agreed price or price formula, and “Variable Priced Equity Linked Instruments” shall include: (A) any debt or equity securities which are convertible into, exercisable or exchangeable for, or carry the right to receive additional Common Shares or Common Shares Equivalents or any of the foregoing at a price that can be reduced either (1) at any conversion, exercise or exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for Common Shares at any time after the initial issuance of such debt or equity security, or (2) with a fixed conversion, exercise or exchange price that is subject to being reset at some future date at any time after the initial issuance of such debt or equity security due to a change in the market price of the Company’s Common Shares since date of initial issuance, or upon the issuance of any debt, equity or Common Shares Equivalent, and (B) any amortizing convertible security which amortizes prior to its maturity date, where the Company is required or has the option to (or any investor in such transaction has the option to require the Company to) make such amortization payments in Common Shares which are valued at a price that is based upon and/or varies with the trading prices of or quotations for Common Shares at any time after the initial issuance of such debt or equity security (whether or not such payments in shares are subject to certain equity conditions). For purposes of determining the total consideration for a convertible instrument (including a right to purchase equity of the Company) issued, subject to an original issue or similar discount or which principal amount is directly or indirectly increased after issuance, the consideration will be deemed to be the actual net cash amount received by the Company in consideration of the original issuance of such convertible instrument. For so long as the Preferred Shares are outstanding, the Company will not, without the consent of a Majority in Interest, issue any Common Shares or Common Shares Equivalents to officers, directors, and employees of the Company unless such issuance is an Exempt Issuance as set forth on Schedule 3.1(g). For so long as any Preferred Shares are outstanding, the Company will not issue or amend the terms of any securities or Common Shares Equivalents or of any agreement outstanding or in effect as of the date of this Agreement pursuant to which same were or may be acquired without the consent of a Majority in Interest. The restrictions and limitations in this Section 4.13 are in addition to and shall apply whether or not a Purchaser exercises its rights pursuant to Section 4.17 and Section 4.23. The restrictions and limitations in this Section shall not be applicable to Exempt Issuances, but a Variable Rate Transaction shall not be deemed an Exempt Issuance.

4.14 Equal Treatment of Purchasers. No consideration (including any modification of any Transaction Document) shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any Transaction Document unless the same consideration is also offered on a ratable basis to all of the Purchasers or their successors. For clarification purposes, this provision constitutes a separate right granted to each Purchaser by the Company and negotiated separately by each Purchaser, and is intended for the Company to treat the Purchasers as a class and shall not in any way be construed as the Purchasers acting in concert or as a group with respect to the purchase, disposition or voting of Securities or otherwise. The foregoing does not constitute a waiver or forbearance of any right adhering to each individual Purchaser.

4.15 Capital Changes. For so long as the Shares are outstanding, the Company shall not undertake a reverse or forward stock split or reclassification of the Common Shares without five (5) days prior written notice to the Purchasers. In no event will the Company at any time Securities are outstanding directly or indirectly increase the par value of the Common Shares.

4.16 Certain Transactions and Confidentiality. The Company expressly acknowledges and agrees that (i) no Purchaser makes any representation, warranty or covenant hereby that it will not engage in effecting transactions in any securities of the Company, (ii) no Purchaser shall be restricted or prohibited from effecting any transactions in any securities of the Company in accordance with Applicable Law, and (iii) no Purchaser shall have any duty of confidentiality to the Company or its Subsidiaries. Except as described in this Section 4.16, the Company acknowledges that no Purchaser owes any confidentiality obligation to the Company or any Subsidiary. Notwithstanding the foregoing, in the case of a Purchaser that is a multi-managed investment vehicle whereby separate portfolio managers, traders, consultants or advisors manage separate portions of such Purchaser’s assets and the portfolio managers, traders, consultants or advisors have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Purchaser’s assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager, trader, consultant or advisor that made the investment decision to purchase the Securities covered by this Agreement.

4.17 Right of First Refusal.

(a) Until the eighteen (18) month anniversary of the date of this Agreement, and subject to any rights of participation in the Debt SPA, December SPA, and Equity SPA, upon any proposed issuance by the Company or any of its Subsidiaries of debt securities, Common Shares, Common Shares Equivalents for cash consideration, Indebtedness or a combination thereof, other than (i) a rights offering to all holders of Common Shares (which may include extending such rights offering to holders of Preferred Shares), (ii) an Exempt Issuance (each a “Subsequent Financing”), or (iii) an offering to Swiss or U.S. fundamental healthcare investors (subject to the Purchaser providing a waiver, on a case by case basis, subject to its sole discretion), Purchasers shall have the right of first refusal to completely finance any Subsequent Financing or participate in an amount of the Subsequent Financing up to one hundred percent (100%) of the available participation amount of the Subsequent Financing (the “Participation Maximum”) pro rata to each other in proportion to their Subscription Amounts on the same terms, conditions and price provided for in the Subsequent Financing, unless the Subsequent Financing is an underwritten public offering, in which case the Company shall notify each Purchaser of such public offering when it is lawful for the Company to do so, but no Purchaser shall be entitled to purchase any particular amount of such public offering without the approval of the lead underwriter of such underwritten public offering.

(b) At least ten (10) Trading Days prior to the closing of the Subsequent Financing, the Company shall deliver to each Purchaser a written notice of its intention to effect a Subsequent Financing (“Pre-Notice”), which Pre-Notice shall ask such Purchaser if it wants to review the details of such financing (such additional notice, a “Subsequent Financing Notice”). Upon the request of a Purchaser, and only upon a request by such Purchaser, for a Subsequent Financing Notice, the Company shall promptly, but no later than one (1) Trading Day after such request, deliver a Subsequent Financing Notice to such Purchaser. The requesting Purchaser shall be deemed to have acknowledged that the Subsequent Financing Notice may contain material non-public information. The Subsequent Financing Notice shall describe in reasonable detail the proposed terms of such Subsequent Financing, the amount of proceeds intended to be raised thereunder and the Person or Persons through or with whom such Subsequent Financing is proposed to be effected and shall include a term sheet or similar document relating thereto as an attachment.

(c) Any Purchaser desiring to participate in such Subsequent Financing must provide written notice to the Company by not later than 5:30 p.m. (New York City time) on the fifth (5th) Trading Day after all of the Purchasers have received the Pre-Notice that the Purchaser is willing to participate in the Subsequent Financing, the amount of such Purchaser’s participation, and representing and warranting that such Purchaser has such funds ready, willing, and available for investment on the terms set forth in the Subsequent Financing Notice. If the Company receives no such notice from a Purchaser as of such tenth (10th) Trading Day, such Purchaser shall be deemed to have notified the Company that it does not elect to participate.

(d) If by 5:30 p.m. (New York City time) on the fifth (5th ) Trading Day after all of the Purchasers have received the Pre-Notice, notifications by the Purchasers of their willingness to participate in the Subsequent Financing (or to cause their designees to participate) is, in the aggregate, less than the total amount of the Subsequent Financing, then the Company may affect the remaining portion of such Subsequent Financing on the terms and with the Persons set forth in the Subsequent Financing Notice and the Purchasers shall simultaneously affect their portion of such Subsequent Financing as set forth in their notifications to the Company consistent with the terms set forth in the Subsequent Financing Notice.

(e) If by 5:30 p.m. (New York City time) on the tenth (10th) Trading Day after all of the Purchasers have received the Pre-Notice, the Company receives responses to a Subsequent Financing Notice from Purchasers seeking to purchase more than the aggregate amount of the Participation Maximum, each such Purchaser shall have the right to purchase its Pro Rata Portion (as defined below) of the Participation Maximum. “Pro Rata Portion” means the ratio of (x) the Subscription Amount of the Preferred Shares purchased hereunder by a Purchaser participating under this Section 4.17 and (y) the sum of the aggregate Subscription Amounts of all Preferred Shares purchased hereunder by all Purchasers participating under this Section 4.17.

(f) The Company must provide the Purchasers with a second Subsequent Financing Notice, and the Purchasers will again have the right of participation set forth above in this Section 4.17, if the Subsequent Financing subject to the initial Subsequent Financing Notice is not consummated for any reason on the terms set forth in such Subsequent Financing Notice within sixty (60) Trading Days after the date of the initial Subsequent Financing Notice.

(g) The Company and each Purchaser agree that if any Purchaser elects to participate in the Subsequent Financing, the transaction documents related to the Subsequent Financing shall not include any term or provision whereby such Purchaser shall be required to agree to any restrictions on trading as to any of the Securities purchased hereunder (for avoidance of doubt, the securities purchased in the Subsequent Financing shall not be considered securities purchased hereunder) or be required to consent to any amendment to or termination of, or grant any waiver, release or the like under or in connection with, this Agreement, without the prior written consent of such Purchaser.

(h) Notwithstanding anything to the contrary in this Section 4.17 and unless otherwise agreed to by such Purchaser, the Company shall either confirm in writing to such Purchaser that the transaction with respect to the Subsequent Financing has been abandoned or shall publicly disclose its intention to issue the securities in the Subsequent Financing, in either case in such a manner such that such Purchaser will not be in possession of any material, non-public information, by the tenth (10th) Trading Day following delivery of the Subsequent Financing Notice. If by such tenth (10th) Trading Day, no public disclosure regarding a transaction with respect to the Subsequent Financing has been made, and no notice regarding the abandonment of such transaction has been received by such Purchaser, such transaction shall be deemed to have been abandoned and such Purchaser shall not be deemed to be in possession of any material, non-public information with respect to the Company or any of its Subsidiaries.

4.18 Purchaser’s Exercise Limitations. The Company shall not effect exercise of the rights granted in Sections 4.17 and 4.23 of this Agreement, and a Purchaser shall not have the right to exercise any portion of such rights granted in Sections 4.17 and 4.23 only to the extent that after giving effect to such exercise, the Purchaser, would beneficially own in excess of the Beneficial Ownership Limitation. In such event the right by Purchaser to benefit from such rights or receive shares in excess of the Beneficial Ownership Limitation shall be held in abeyance until such times as such excess shares shall not exceed the Beneficial Ownership Limitation, provided the Purchaser complies with the Purchaser’s other obligations in connection with the exercise by Purchaser of its rights pursuant to Sections 4.17 and 4.23. The Purchaser shall not exceed the Beneficial Ownership Limitation and shall not instruct the Company to issue Shares to the Purchaser in excess of the Beneficial Ownership Limitation.

4.19 Maintenance of Property/Insurance. The Company shall and shall cause each Subsidiary to keep all of its property, which is necessary or useful to the conduct of its business, in good working order and condition, ordinary wear and tear excepted and insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary for the businesses of the Company and Subsidiary. From and after the Initial Closing Date and for so long as any Securities are held by a Purchaser, the Company will maintain directors and officers insurance coverage at least equal to the aggregate Subscription Amount.

4.20 Preservation of Corporate Existence. The Company and each Subsidiary shall preserve and maintain its corporate existence, rights, privileges and franchises in the jurisdiction of its incorporation, and qualify and remain qualified, as a foreign entity in each jurisdiction in which such qualification is necessary in view of its business or operations and where the failure to qualify or remain qualified might reasonably have a Material Adverse Effect upon the financial condition, business or operations of the Company and each Subsidiary taken as a whole.

4.21 DTC Program. At all times that Securities are outstanding, the Company shall employ as the transfer agent for its Common Shares and Underlying Shares a participant in the Depository Trust Company Automated Securities Transfer Program and cause the Common Shares and Underlying Shares to be transferable pursuant to such program.

4.22 Reimbursement. If any Purchaser becomes involved in any capacity in any Proceeding by or against any Person who is a shareholder of the Company (except as a result of sales, pledges, margin sales and similar transactions by such Purchaser to or with any current shareholder), solely as a result of such Purchaser’s acquisition of the Securities under this Agreement, the Company will reimburse such Purchaser for its reasonable legal and other expenses (including the cost of any investigation preparation and travel in connection therewith) incurred in connection therewith, as such expenses are incurred. The reimbursement obligations of the Company under this paragraph shall be in addition to any liability which the Company may otherwise have, shall extend upon the same terms and conditions to any Affiliates of the Purchasers who are actually named in such action, proceeding or investigation, and partners, directors, agents, employees and controlling persons (if any), as the case may be, of the Purchasers and any such Affiliate, and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Company, the Purchasers and any such Affiliate and any such Person. The Company also agrees that neither the Purchasers nor any such Affiliates, partners, directors, agents, employees or controlling persons shall have any liability to the Company or any Person asserting claims on behalf of or in right of the Company solely as a result of acquiring the Securities under this Agreement.

4.23 Most Favored Nation Provision. From the date hereof, for so long as a Purchaser holds any Preferred Shares, or any Common Shares that are not registered for resale in a registration statement or for which may not be sold under Rule 144 without manner of sale and volume restrictions, in the event that the Company issues or sells any Common Shares or Common Shares Equivalents, if a Purchaser then holding outstanding Securities reasonably believes that any of the terms and conditions appurtenant to such issuance or sale are more favorable to such investors than are the terms and conditions granted to the Purchasers hereunder, upon notice to the Company by such Purchaser within five (5) Trading Days after disclosure of such issuance or sale, the Company shall amend the terms of this transaction as to such Purchaser only so as to give such Purchaser the benefit of such more favorable terms or conditions. This Section 4.23 shall not apply with respect to an Exempt Issuance. The Company shall provide each Purchaser with notice of any such issuance or sale not later than ten (10) Trading Days before such issuance or sale.

4.24 Indebtedness. For so long as any Preferred Shares are outstanding, the Company will not incur any Indebtedness other than Permitted Indebtedness, without the consent of the Majority in Interest. Additionally, the Company will not take any merchant cash advance financing while the Preferred Shares are outstanding.

4.25 Notice of Disqualification Events. The Company will notify the Purchasers in writing, prior to each Closing Date of (i) any Disqualification Event relating to any Issuer Covered Person and (ii) any event that would, with the passage of time, become a Disqualification Event relating to any Issuer Covered Person not disclosed herein.

4.26 Duration of Undertakings. Unless otherwise stated in this Article IV, all of the Company’s undertakings, obligations and responsibilities set forth in Article IV of this Agreement shall remain in effect for so long as any Securities remain outstanding.

4.27 Rights Upon Fundamental Transactions. The Company shall not enter into or be party to a Fundamental Transaction unless: (i) the Successor Entity assumes in writing all of the obligations of the Company under this Agreement and the Amended and Restated Articles of Association in accordance with the provisions of this Section 4.27 pursuant to written agreements in form and substance satisfactory to a Majority In Interest and approved by a Majority In Interest prior to such Fundamental Transaction, including agreements to deliver to each holder of Preferred Shares in exchange for such Preferred Shares a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this this Agreement and the Amended and Restated Articles of Association, including, without limitation, having a dividend rate equal to dividend rate of the Preferred Shares held by the Holders and having similar ranking to the Preferred Shares, and reasonably satisfactory to a Majority In Interest and (ii) the Successor Entity (including its Parent Entity) is a publicly traded corporation whose shares of common stock are quoted on or listed for trading on an Eligible Market. Upon the occurrence of any Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Agreement and the Amended and Restated Articles of Association referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Agreement and the Amended and Restated Articles of Association with the same effect as if such Successor Entity had been named as the Company herein and therein. In addition to the foregoing, upon consummation of a Fundamental Transaction, the Successor Entity shall deliver to each Holder confirmation that there shall be issued upon conversion of the Preferred Shares at any time after the consummation of such Fundamental Transaction, in lieu of the shares of Common Shares (or other securities, cash, assets or other property (except such items still issuable under Section 4(a), which shall continue to be receivable thereafter)) issuable upon the conversion of the Preferred Shares prior to such Fundamental Transaction, such shares of publicly traded common stock (or their equivalent) of the Successor Entity (including its Parent Entity) that each Holder would have been entitled to receive upon the happening of such Fundamental Transaction had all the Preferred Shares held by each Holder been converted immediately prior to such Fundamental Transaction (without regard to any limitations on the conversion of the Preferred Shares contained in this Agreement and the Amended and Restated Articles of Association), as adjusted in accordance with the provisions of this Agreement and the Amended and Restated Articles of Association. The provisions of this Section 4 shall apply similarly and equally to successive Fundamental Transactions and shall be applied without regard to any limitations on the conversion of the Preferred Shares.

4.28 Liquidation Preference. Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the Purchasers shall be entitled to receive out of the assets, whether capital or surplus, of the Company an amount equal to the Stated Value and any other fees or liquidated damages then due and owing thereon under this Agreement, for each Preferred Share then held by such Purchaser, before any distribution or payment shall be made to the holders of any Common Shares or Financing Preferred, and if the assets of the Company shall be insufficient to pay in full such amounts, then the entire assets to be distributed to the Purchasers shall be rateably distributed among the Purchasers and the holders of the Preferred Shares in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full.

4.29 Budget. Notwithstanding any additional cash available to the Company as a result of this Agreement, the Company shall remain subject to a monthly budget ranging from $315,000 to $385,000.

4.30 Rights of the Preferred Shares.

(a) Conversion.

(i) Purchaser’s Conversion Right. Subject to the provisions of Section 4.30(a)(vii), at any time or times on or after the Closing Date, each Purchaser of a Preferred Share (each, a “Purchaser” and collectively, the “Purchasers”) shall be entitled to convert any whole number of Preferred Shares into validly issued, fully paid and non-assessable shares of Common Shares in accordance with 4.30(a)(ii), and, for this purpose, in accordance with and subject to the legal requirements of the applicable Swiss laws, the Parties agree that the Purchasers shall have the right to sell their Preferred Shares to the Company, and the Company has the obligation to acquire such Preferred Shares from the Purchasers at the purchase price as set forth in and subject to the terms and conditions of this Agreement. The Parties agree that the purchase price may be set-off against the Purchasers' obligation to pay and settle the subscription price of the Common Shares, as determined in accordance with 4.30(a)(ii).

(ii) Conversions at Option of Purchasers. Each Preferred Share shall be convertible, at any time and from time to time at the option of the Purchaser thereof, into that number of Common Shares (subject to the limitations set forth herein) determined by dividing the Stated Value of such Preferred Shares by the Conversion Price (the “Conversion Ratio”). Purchasers shall effect conversions by providing the Company with the form of conversion notice attached hereto as Annex A (a “Conversion Notice”). The date on which such conversion is to be effected, which date may not be prior to one Business Day after (and not including) the date of reception by the Company of the Conversion Notice, delivered by the applicable Purchaser by .pdf via email (such date, the “Conversion Date”) shall be set forth in the Conversion Notice. The Company shall be entitled to rely on any Conversion Notice if it is received from the notice address the Company is provided in connection with such transfer. If no Conversion Date is specified in a Conversion Notice, the Conversion Date shall be the date that such Conversion Notice to the Company is deemed delivered hereunder. No ink-original Conversion Notice shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Conversion Notice form be required. The calculations and entries set forth in the Conversion Notice shall control in the absence of manifest or mathematical error.

(iii) Company’s Response. On or before the Conversion Date, the Company shall (1) provided that (x) the Transfer Agent is participating in the Depository Trust Company (“DTC”) Fast Automated Securities Transfer Program and (y) Common Shares to be so issued are otherwise eligible for resale pursuant to Rule 144 promulgated under the Securities Act, credit such aggregate number of shares of Common Shares to which such Purchaser shall be entitled to such Purchaser’s or its designee’s balance account with DTC through its Deposit/Withdrawal at Custodian system, or (2) if either of the immediately preceding clauses (x) or (y) are not satisfied, issue and deliver (via reputable overnight courier) to the address as specified in such Conversion Notice, a certificate, registered in the name of such Purchaser or its designee, for the number of shares of Common Shares to which such Purchaser shall be entitled.

(iv) Company’s Failure to Timely Convert. If the Company shall fail, for any reason or for no reason, to issue to a Purchaser within one (1) Trading Day after the Company’s receipt of a Conversion Notice (whether via email or otherwise) (the “Share Delivery Deadline”), a certificate for the number of shares of Common Shares to which such Purchaser is entitled and register such shares of Common Shares on the Company’s share register or to credit such Purchaser’s or its designee’s balance account with DTC for such number of shares of Common Shares to which such Purchaser is entitled upon such Purchaser’s conversion of any Preferred Shares (each as the case may be) (a “Conversion Failure”), then, in addition to all other remedies available to such Purchaser, such Purchaser, upon written notice to the Company, may void its Conversion Notice with respect to, and retain or have returned (each as the case may be) any Preferred Shares that have not been converted pursuant to such Purchaser’s Conversion Notice, provided that the voiding of a Conversion Notice shall not affect the Company’s obligations to make any payments which have accrued prior to the date of such notice pursuant to the terms of this Agreement or otherwise. In addition to the foregoing, if within one (1) Trading Day after the Company’s receipt of a Conversion Notice (whether via email or otherwise), the Company shall fail to issue and deliver a certificate to such Purchaser and register such shares of Common Shares on the Company’s share register or credit such Purchaser’s or its designee’s balance account with DTC for the number of shares of Common Shares to which such Purchaser is entitled upon such Purchaser’s conversion hereunder (each as the case may be), and if on or after such first (1st) Trading Day such Purchaser (or any other Person in respect, or on behalf, of such Purchaser) purchases (in an open market transaction or otherwise) shares of Common Shares to deliver in satisfaction of a sale by such Purchaser of all or any portion of the number of shares of Common Shares, or a sale of a number of shares of Common Shares equal to all or any portion of the number of shares of Common Shares, issuable upon such conversion that such Purchaser so anticipated receiving from the Company, then, in addition to all other remedies available to such Purchaser, the Company shall, within three (3) Trading Days after such Purchaser’s request, which request shall include reasonable documentation of all fees, costs and expenses, and in such Purchaser’s discretion, either (i) pay cash to such Purchaser in an amount equal to such Purchaser’s total purchase price (including brokerage commissions and other out-of-pocket expenses, if any) for the shares of Common Shares so purchased (including, without limitation, by any other Person in respect, or on behalf, of such Purchaser) (the “Buy-In Price”), at which point the Company’s obligation to so issue and deliver such certificate or credit such Purchaser’s balance account with DTC for the number of shares of Common Shares to which such Purchaser is entitled upon such Purchaser’s conversion hereunder (each as the case may be) (and to issue such shares of Common Shares) shall terminate, or (ii) promptly honor its obligation to so issue and deliver to such Purchaser a certificate or certificates representing such shares of Common Shares or credit such Purchaser’s balance account with DTC for the number of shares of Common Shares to which such Purchaser is entitled upon such Purchaser’s conversion hereunder (each as the case may be) and pay cash to such Purchaser in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of shares of Common Shares multiplied by (B) the lowest closing sale price of the Common Shares on any Trading Day during the period commencing on the date of the applicable Conversion Notice and ending on the date of such issuance and payment under this clause (ii). Immediately following the voiding of a Conversion Notice as aforesaid, the Conversion Price of any Preferred Shares returned or retained by such Purchaser for failure to timely convert shall be adjusted to the lesser of (I) the Conversion Price relating to the voided Conversion Notice and (II) the lowest closing sale price of the Common Shares during the period beginning on the Conversion Date and ending on the date such Purchaser voided the Conversion Notice, subject to further adjustment as provided in this Agreement. In addition to Purchaser’s other available remedies, the Company shall pay to Purchaser, in cash, as partial liquidated damages and not as a penalty, for each $1,000 of shares of Common Shares (based on the aggregate Conversion Price of the Preferred Shares) for which conversion had been requested, $10 per Trading Day for each Trading Day following the Share Delivery Deadline and increasing to $20 per Trading Day after the fifth Trading Day until such shares of Common Shares are delivered and registered. Nothing herein shall limit Purchaser’s right to pursue actual damages for the Company failure to timely deliver certificates representing Common Shares as required hereby and Purchaser shall have the right to pursue all remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief. Further, in the event the Company refuses to honor any Conversion or makes it known it will not honor any Conversion (the “Conversion Default Date”), the Purchaser will be entitled to damages at the higher of: (i) actual provable damages; or (ii) an amount determined as the product of N*H, where N is the number of shares that would have been issued upon conversion of the Preferred Shares held by the Purchaser on the Conversion Default Date and H is the average closing price of the Common Shares during the time the Company fails or refuses to honor any Conversion until such time as the Purchaser elects to void its Conversion Notice.

(v) Notwithstanding anything to the contrary set forth in this Section 4.30, upon conversion of any Preferred Shares in accordance with the terms hereof, no Purchaser thereof shall be required to physically surrender the certificate representing the Preferred Shares to the Company following conversion thereof, unless (A) the full or remaining number of Preferred Shares represented by the certificate are being converted (in which event such certificate(s) shall be delivered to the Company as contemplated by this Section 4.30) or (B) such Purchaser has provided the Company with prior written notice (which notice may be included in a Conversion Notice) requesting reissuance of Preferred Shares upon physical surrender of any Preferred Shares. Each Purchaser and the Company shall maintain records showing the number of Preferred Shares so converted by such Purchaser and the dates of such conversions or shall use such other method, reasonably satisfactory to such Purchaser and the Company, so as not to require physical surrender of the certificate representing the Preferred Shares upon each such conversion. In the event of any dispute or discrepancy, such records of such Purchaser establishing the number of Preferred Shares to which the record Purchaser is entitled shall be controlling and determinative in the absence of manifest error.

(vi) Taxes. The Company shall pay any and all documentary, stamp, transfer (but only in respect of the registered Purchaser thereof), transfer agent fees, issuance and other similar taxes that may be payable with respect to the issuance and delivery of shares of Common Shares upon the conversion of Preferred Shares.

(vii) Limitation on Beneficial Ownership. Notwithstanding anything to the contrary contained in this Agreement, the Preferred Shares held by a Purchaser shall not be convertible by such Purchaser, and the Company shall not effect any conversion of any Preferred Shares held by such Purchaser, to the extent (but only to the extent) that such Purchaser or any of its affiliates would beneficially own in excess of 9.99% (the “Maximum Percentage”) of the Common Shares. To the extent the above limitation applies, the determination of whether the Preferred Shares held by such Purchaser shall be convertible (vis-à-vis other convertible, exercisable or exchangeable securities owned by such Purchaser or any of its affiliates) and of which such securities shall be convertible, exercisable or exchangeable (as among all such securities owned by such Purchaser and its affiliates) shall, subject to such Maximum Percentage limitation, be determined on the basis of the first submission to the Company for conversion, exercise or exchange (each as the case may be). No prior inability of a Purchaser to convert Preferred Shares, or of the Company to issue shares of Common Shares to such Purchaser, pursuant to this Section 4.30(a)(vii) shall have any effect on the applicability of the provisions of this Section 4.30(a)(vii) with respect to any subsequent determination of convertibility or issuance (each as the case may be). For purposes of this Section 4.30(a)(vii), beneficial ownership and all determinations and calculations (including, without limitation, with respect to calculations of percentage ownership) shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. The provisions of this Section 4.30(a)(ii) shall be implemented in a manner otherwise than in strict conformity with the terms of this Section 4.30(a)(ii) to correct this Section 4.30(a)(ii) (or any portion hereof) which may be defective or inconsistent with the intended Maximum Percentage beneficial ownership limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such Maximum Percentage limitation. The limitations contained in this Section 4.30(a)(ii) shall apply to a successor Purchaser of Preferred Shares. For any reason at any time, upon the written or oral request of a Purchaser, the Company shall within one (1) Trading Day confirm orally and in writing to such Purchaser the number of shares of Common Shares then outstanding, including by virtue of any prior conversion or exercise of convertible or exercisable securities into Common Shares, including, without limitation, pursuant to this Agreement. By written notice to the Company, any Purchaser may increase or decrease the Maximum Percentage to any other percentage not in excess of 9.99% specified in such notice; provided that (i) any such increase will not be effective until the 61st day after such notice is delivered to the Company, and (ii) any such increase or decrease will apply only to such Purchaser sending such notice and not to any other Purchaser.

(b) Adjustments.

(i) Adjustment of Conversion Price upon Subdivision or Combination of Common Shares. With respect to any unconverted Shares, if the Company at any time on or after the Initial Closing Date subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding shares of Common Shares into a greater number of shares, the Conversion Ratio for any unconverted shares in effect immediately prior to such subdivision will be proportionately adjusted. Without limiting any provision of Section 4.30(b), with respect to any unconverted shares, if the Company at any time on or after the Initial Closing Date combines (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding shares of Common Shares into a greater number of shares, the Conversion Ratio for any unconverted shares in effect immediately prior to such subdivision will be proportionately increased. Without limiting any provision of Section 4.30(b), with respect to any unconverted shares, if the Company at any time on or after the Initial Closing Date combines (by combination, reverse stock split or otherwise) one or more classes of its outstanding shares of Common Shares into a smaller number of shares, the Conversion Ratio for any unconverted shares in effect immediately prior to such combination will be proportionately reduced. Any adjustment pursuant to this Section 4.30(b) shall become effective immediately after the effective date of such subdivision or combination. If any event requiring an adjustment under this Section 4.30(b) occurs during the period that a Conversion Price is calculated hereunder, then the calculation of such Conversion Price shall be adjusted appropriately to reflect such event.

(ii) Rights Upon Fundamental Transactions. The Company shall not enter into or be party to a Fundamental Transaction unless: (i) the Successor Entity assumes in writing all of the obligations of the Company under this Agreement in accordance with the provisions of this Section 4.30(b)(ii) pursuant to written agreements in form and substance satisfactory to the Majority In Interest and approved by the Majority In Interest prior to such Fundamental Transaction, including agreements to deliver to each Purchaser of Preferred Shares in exchange for such Preferred Shares a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Agreement, including, without limitation, having a dividend rate equal to dividend rate of the Preferred Shares held by the Purchasers and having similar ranking to the Preferred Shares, and reasonably satisfactory to the Majority In Interest and (ii) the Successor Entity (including its Parent Entity) is a publicly traded Company whose shares of Common Shares are quoted on or listed for trading on an Trading Market. Upon the occurrence of any Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Agreement referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Agreement with the same effect as if such Successor Entity had been named as the Company herein and therein. In addition to the foregoing, upon consummation of a Fundamental Transaction, the Successor Entity shall deliver to each Purchaser confirmation that there shall be issued upon conversion of the Preferred Shares at any time after the consummation of such Fundamental Transaction, in lieu of the shares of Common Shares (or other securities, cash, assets or other property (except such items still issuable under Section 4.30(b)(i), which shall continue to be receivable thereafter)) issuable upon the conversion of the Preferred Shares prior to such Fundamental Transaction, such shares of publicly traded Common Shares (or their equivalent) of the Successor Entity (including its Parent Entity) that each Purchaser would have been entitled to receive upon the happening of such Fundamental Transaction had all the Preferred Shares held by each Purchaser been converted immediately prior to such Fundamental Transaction (without regard to any limitations on the conversion of the Preferred Shares contained in this Agreement), as adjusted in accordance with the provisions of this Agreement. The provisions of this Section 4.30(b) shall apply similarly and equally to successive Fundamental Transactions and shall be applied without regard to any limitations on the conversion of the Preferred Shares. “Fundamental Transaction” shall mean that (i) the Company or any of its Subsidiaries shall, directly or indirectly, in one or more related transactions, (A) consolidate or merge with or into (whether or not the Company or any of its Subsidiaries is the surviving Company) any other Person, or (B) sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all of its respective properties or assets to any other Person, or (C) make, or allow any other Person to make, a purchase, tender or exchange offer that is accepted by the Purchasers of more than 50% of the outstanding shares of voting stock of the Company (not including any shares of voting stock of the Company held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such purchase, tender or exchange offer), or (D) consummate a stock or share exchange agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with any other Person whereby such other Person acquires more than 50% of the outstanding shares of voting stock of the Company (not including any shares of voting stock of the Company held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share exchange agreement or other business combination), or (E) reorganize, recapitalize or reclassify the Common Shares, or (ii) any “person” or “group” (as these terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act and the rules and regulations promulgated thereunder) is or shall become the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% of the aggregate ordinary voting power represented by issued and outstanding voting stock of the Company.

(iii) Subsequent Equity Sales. If the Company or any Subsidiary, as applicable sells or grants any option to purchase or sells or grants any right to reprice, or otherwise sells or issues (or announces any sale, grant or any option to purchase or other disposition), any Common Shares or Common Shares Equivalents entitling any Person to acquire shares of Common Shares at an effective price per share that is lower than the then Conversion Price (such lower price, the “Base Conversion Price” and such issuances, collectively, a “Dilutive Issuance”) (if the holder of the Common Shares or Common Shares Equivalents so issued shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which are issued in connection with such issuance, be entitled to receive shares of Common Shares at an effective price per share that is lower than the Conversion Price, such issuance shall be deemed to have occurred for less than the Conversion Price on such date of the Dilutive Issuance), then simultaneously with the consummation of each Dilutive Issuance the Conversion Price shall be reduced to equal the Base Conversion Price. Notwithstanding the foregoing, no adjustment will be made under this Section 4.30(b)(iii) in respect of an Exempt Issuance. The Company shall promptly notify the Holders in writing no later than one (1) Trading Day after the issuance of any Common Shares or Common Shares Equivalents subject to this Section 4.30(b)(iii), indicating therein the applicable issuance price, applicable reset price, exchange price, conversion price and other terms of any Dilutive Issuance (such notice, the “Dilutive Issuance Notice”). For purposes of clarification, whether or not the Company provides a Dilutive Issuance Notice pursuant to this Section 4.30(b)(iii), upon the occurrence of any Dilutive Issuance, the Holders are entitled to receive a number of Common Shares based upon the Base Conversion Price on or after the date of such Dilutive Issuance, regardless of whether a Holder accurately refers to the Base Conversion Price in the Conversion Notice.

(c) Preferred Shares Register. The Company shall maintain at its principal executive offices (or such other office or agency of the Company as it may designate by notice to the Purchasers), a register for the Preferred Shares, in which the Company shall record the name, address and email address of the Persons in whose name the Preferred Shares have been issued, as well as the name and address of each transferee. The Company may treat the Person in whose name any Preferred Shares is registered on the register as the owner and Purchaser thereof for all purposes, notwithstanding any notice to the contrary, but in all events recognizing any properly made transfers.

(d) Dividends. Dividends shall be paid as set out in the Articles of Incorporation of the Company.

(e) Voting. Upon conversion into Common Shares, the issued Common Shares shall have the same voting rights as all other Common Shares.

4.31 Make Whole. The Company shall also issue to Alpha Capital Anstalt (“Alpha”) 435,000 Preferred Shares (the “Make Whole Shares”), to compensate Alpha for the Common Shares that would have been issued (the “Missing Shares”) to Alpha under the Debt SPA and the Securities Purchase Agreement entered into on December 4, 2025 (the “December SPA”), relating to an alleged claim that the Company did not timely honor its price-protection and registration obligations under the Debt SPA and December SPA, respectively. Alpha waives any and all liquidated damages arising from the registration obligation under the December SPA accrued through the date of this Agreement. Additionally, Alpha waives any price protection for the Preferred Shares that may have resulted in the issuance of the Missing Shares. Alpha retains all its rights related all other Preferred Shares it holds.

ARTICLE V.
MISCELLANEOUS

5.1 Termination. This Agreement may be terminated by any Purchaser, as to such Purchaser’s obligations hereunder only and without any effect whatsoever on the obligations between the Company and the other Purchasers, by written notice to the other parties, if the Initial Closing has not been consummated on or before the Termination Date; provided, however, that such termination will not affect the right of any party to sue for any breach by any other party (or parties). Upon such termination, the Company shall return to the Purchaser any funds delivered to the Company pursuant to Section 2.4, or otherwise, in anticipation of the Closing.

5.2 Fees and Expenses. The Company has agreed to pay G&M, at the Closing, the legal fees in connection with G&M’s representation of Purchaser as set forth on Schedule 5.21. Except as expressly set forth in the Transaction Documents, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement. The Company shall pay all Transfer Agent fees (including, without limitation, any fees required for same-day processing of any instruction letter delivered by the Company and any conversion or exercise notice delivered by a Purchaser), stamp taxes and other taxes and duties levied in connection with the delivery of any Securities to the Purchasers. All of the Purchasers acknowledge that they have been advised to seek the advice of their own attorneys.

[1]	This will be $50,000.

5.3 Entire Agreement. The Transaction Documents, together with the exhibits and schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

5.4 Notices. All notices, demands, requests, consents, approvals, and other communications required or permitted hereunder shall be in writing and, unless otherwise specified herein, shall be (i) personally served, (ii) deposited in the mail, registered or certified, return receipt requested, postage prepaid, (iii) delivered by reputable air courier service with charges prepaid, or (iv) transmitted by hand delivery, telegram, or facsimile, addressed as set forth below or to such other address as such party shall have specified most recently by written notice. Any notice or other communication required or permitted to be given hereunder shall be deemed effective (a) upon hand delivery or delivery by facsimile, with accurate confirmation generated by the transmitting facsimile machine, at the address or number designated below (if delivered on a business day during normal business hours where such notice is to be received), or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (b) on the second business day following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur. The addresses for such communications shall be: (i) if to the Company, to: NLS Pharmaceutics Ltd., The Circle 6, 8058 Zurich, Switzerland Attn: Alexander Zwyer, CEO, email: az@nls-pharma.com, with a copy by email only to (which shall not constitute notice): Sullivan & Worcester LLP, 1251 Avenue of the Americas, New York, NY 10020, Attn: Ron Ben-Bassat, Esq., email: rbenbassat@sullivanlaw.com, and Baker McKenzie Switzerland AG, Holbeinstrasse 30, 8034 Zurich, Switzerland, Attn: Dr. Matthias Courvoisier, Esq., email: matthias.courvoisier@bakermckenzie.com., and (ii) if to the Purchasers, to: the addresses and email addresses indicated on the signature pages hereto, with an additional copy by email only to (which shall not constitute notice): Grushko & Mittman, P.C., 1800 Rockaway Avenue, Suite 206, Hewlett, NY 11557, Attn: Eliezer Drew, Esq., email: eli@grushkomittman.com.

5.5 Amendments; Waivers. No provision of this Agreement may be waived, modified, supplemented or amended except in a written instrument signed, in the case of an amendment, by the Company and the Purchasers holding at least 50.1% of the effected component of the Securities then outstanding and must include Alpha Capital Anstalt ( the “Majority in Interest”), or, in the case of a waiver, by the party against whom enforcement of any such waived provision is sought. Whenever the term “consent of the Purchasers” or a similar term is employed herein, it shall mean the consent of a Majority in Interest. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right. Any proposed amendment or waiver that disproportionately, materially and adversely affects the rights and obligations of any Purchaser relative to the comparable rights and obligations of the other Purchasers shall require the prior written consent of such adversely affected Purchaser. Any amendment effected in accordance with this Section 5.5 shall be binding upon each Purchaser and holder of Securities and the Company.

5.6 Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

5.7 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of each Purchaser (other than by merger). Following the Initial Closing, any Purchaser may assign any or all of its rights under this Agreement to any Person to whom such Purchaser assigns or transfers any Securities, provided that such transferee agrees in writing to be bound, with respect to the transferred Securities, by the provisions of the Transaction Documents that apply to the “Purchasers.”

5.8 No Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except as otherwise set forth in Section 4.10.

5.9 Governing Law. All questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any action, suit or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or is an inconvenient venue for such proceeding. Each party and each signatory hereto on behalf of the Company, hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. If either party shall commence an action or proceeding to enforce any provisions of the Transaction Documents, then, in addition to the obligations of the Company under Section 4.10, the prevailing party in such action, suit or proceeding shall be reimbursed by the other party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

5.10 Survival. The representations and warranties contained herein shall survive the Closings and the delivery of the Securities.

5.11 Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to each other party, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such “.pdf” signature page were an original thereof.

5.12 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

5.13 Rescission and Withdrawal Right. Subject to the terms and conditions contained in (and without limiting any similar provisions of) any of the other Transaction Documents, whenever any Purchaser exercises a right, election, demand or option under a Transaction Document and the Company does not timely perform its related obligations within the periods therein provided, then such Purchaser may, at any time prior to the Company’s performance of such obligations, rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights; provided, however, that in the case of a rescission of a conversion of a Preferred Share, the applicable Purchaser shall be required to return any Common Shares subject to any such rescinded conversion and the restoration of such Purchaser’s right to acquire such shares pursuant to such Purchaser’s Preferred Shares.

5.14 Replacement of Securities. If any certificate or instrument evidencing any Securities is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof (in the case of mutilation), or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction. The applicant for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs (including customary indemnity) associated with the issuance of such replacement Securities.

5.15 Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, each of the Purchasers and the Company will be entitled to specific performance under the Transaction Documents. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations contained in the Transaction Documents and hereby agree to waive and not to assert in any action for specific performance of any such obligation the defense that a remedy at law would be adequate.

5.16 Payment Set Aside. To the extent that the Company makes a payment or payments to any Purchaser pursuant to any Transaction Document or a Purchaser enforces or exercises its rights thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

5.18 Independent Nature of Purchasers’ Obligations and Rights. The obligations of each Purchaser under any Transaction Document are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance or non-performance of the obligations of any other Purchaser under any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by any Purchaser pursuant hereto or thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. Each Purchaser shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose. Each Purchaser has been represented by its own separate legal counsel in its review and negotiation of the Transaction Documents and not by G&M. For reasons of administrative convenience only, each Purchaser and its respective counsel have chosen to communicate with the Company through G&M. The Company has elected to provide all Purchasers with the same terms and Transaction Documents for the convenience of the Company and not because it was required or requested to do so by any of the Purchasers. It is expressly understood and agreed that each provision contained in this Agreement and in each other Transaction Document is between the Company and a Purchaser, solely, and not between the Company and the Purchasers collectively and not between and among the Purchasers.

5.19 Liquidated Damages. The Company’s obligations to pay any partial liquidated damages or other amounts owing under the Transaction Documents is a continuing obligation of the Company and shall not terminate until all unpaid partial liquidated damages and other amounts have been paid notwithstanding the fact that the instrument or security pursuant to which such partial liquidated damages or other amounts are due and payable shall have been canceled.

5.20 Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day or Trading Day, as the case may be, then such action may be taken or such right may be exercised on the next succeeding Business Day or Trading Day, as the case may be.

5.21 Currency. All monetary amounts expressed in the Transaction Documents except for references to par value of Common Shares shall mean United States Dollars and currency.

5.22 Construction. The parties agree that each of them and/or their respective counsel have reviewed and had an opportunity to revise the Transaction Documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of the Transaction Documents or any amendments thereto. In addition, each and every reference to share prices and Common Shares in any Transaction Document shall be subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Shares that occur after the date of this Agreement.

5.23 WAIVER OF JURY TRIAL. IN ANY ACTION, SUIT, OR PROCEEDING IN ANY JURISDICTION BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY, THE PARTIES EACH KNOWINGLY AND INTENTIONALLY, TO THE GREATEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND EXPRESSLY WAIVES FOREVER TRIAL BY JURY.

5.24 Equitable Adjustment. Trading volume amounts, price/volume amounts, the amount of Common Shares identified in this Agreement, Conversion Price, Exercise Price, Underlying Shares and similar figures in the Transaction Documents shall be equitably adjusted (but without duplication) to offset the effect of stock splits, similar events and as otherwise described in the Transaction Documents.

(Signature Pages Follow)

IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

NLS PHARMACEUTICS LTD.

By:
	Name:	Alexander Zwyer
	Title:	CEO

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

SIGNATURE PAGE FOR PURCHASER FOLLOWS]

[PURCHASER SIGNATURE PAGE TO NLS PHARMACEUTICS LTD.

SECURITIES PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser: __________ALPHA CAPITAL ANSTALT_____________________________

Signature of Authorized Signatory of Purchaser: _________________________________________

Name of Authorized Signatory: _______________________________________________________

Title of Authorized Signatory: ________________________________________________________

Email Address of Authorized Signatory: ________________________________________________

Facsimile Number of Authorized Signatory: ____________________________________________

State of Incorporation of Purchaser: ____________________________________________________

Address for Notice to Purchaser:

Address for Delivery of Securities to Purchaser (if not same as address for notice):

Initial Closing Subscription Amount: US$1,250,000.00

Initial Closing Preferred Shares: 757,576

Initial Closing Warrant: 492,424

Subsequent Closing Subscription Amount: US$625,000.00

Subsequent Closing Preferred Shares: 378,788

Subsequent Closing Warrants: 246,212

EIN Number, if applicable, will be provided under separate cover

[PURCHASER SIGNATURE PAGE TO NLS PHARMACEUTICS LTD.

SECURITIES PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser: __________Rainforest Partners LLC_____________________________

Signature of Authorized Signatory of Purchaser: _________________________________________

Name of Authorized Signatory: _______________________________________________________

Title of Authorized Signatory: ________________________________________________________

Email Address of Authorized Signatory: ________________________________________________

Facsimile Number of Authorized Signatory: ____________________________________________

State of Incorporation of Purchaser: ____________________________________________________

Address for Notice to Purchaser:

Address for Delivery of Securities to Purchaser (if not same as address for notice):

Initial Closing Subscription Amount: US$400,000.00

Initial Closing Preferred Shares: 242,424

Initial Closing Warrant: 157,576

Subsequent Closing Subscription Amount: US$200,000.00

Subsequent Closing Preferred Shares: 121,212

Subsequent Closing Warrants: 78,788

EIN Number, if applicable, will be provided under separate cover

[PURCHASER SIGNATURE PAGE TO NLS PHARMACEUTICS LTD.

SECURITIES PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser: __________The Hewlett Fund LP_____________________________

Signature of Authorized Signatory of Purchaser: _________________________________________

Name of Authorized Signatory: _______________________________________________________

Title of Authorized Signatory: ________________________________________________________

Email Address of Authorized Signatory: ________________________________________________

Facsimile Number of Authorized Signatory: ____________________________________________

State of Incorporation of Purchaser: ____________________________________________________

Address for Notice to Purchaser:

Address for Delivery of Securities to Purchaser (if not same as address for notice):

Initial Closing Subscription Amount: US$350,000.00

Initial Closing Preferred Shares: 212,121

Initial Closing Warrant: 137,879

Subsequent Closing Subscription Amount: US$175,000.00

Subsequent Closing Preferred Shares: 106,061

Subsequent Closing Warrants: 68,939

EIN Number, if applicable, will be provided under separate cover

EXHIBIT A

ACCREDITED INVESTOR QUESTIONNAIRE

IN CONNECTION WITH INVESTMENT IN SECURITIES

NLS PHARMACEUTICS LTD.

PURSUANT TO SECURITIES PURCHASE AGREEMENT DATED MARCH 26, 2025

TO : NLS Pharmaceutics Ltd.

INSTRUCTIONS

PLEASE ANSWER ALL QUESTIONS. If the appropriate answer is “None” or “Not Applicable”, so state. Please print or type your answers to all questions. Attach additional sheets if necessary to complete your answers to any item.

Your answers will be kept strictly confidential at all times. However, NLS Pharmaceutics Ltd., a corporation incorporated under the laws of Switzerland (the “Company”) may present this Questionnaire to such parties as it deems appropriate in order to assure itself that the offer and sale of securities of the Company will not result in a violation of the registration provisions of the Securities Act of 1933, as amended, or a violation of the securities laws of any state.

1. Please provide the following information:

Name: _______________________________________________________________________________

Name of additional purchaser: _____________________________________________________________
(Please complete information in Question 5)

Date of birth, or if other than an individual, year of organization or incorporation:

2. Residence address, or if other than an individual, principal office address:

Telephone number: _________________________________________________________________

Social Security Number: _____________________________________________________________

Taxpayer Identification Number: _______________________________________________________

3. Business address: ________________________________________________________________

Business telephone number: _________________________________________________________

4. Send mail to: Residence ______ Business _______

5. With respect to tenants in common, joint tenants and tenants by the entirety, complete only if information differs from that above:

Residence address: _________________________________________________________________

Telephone number: ________________________________________________________________

Social Security Number: _____________________________________________________________

Taxpayer Identification Number: ______________________________________________________

Business address: _________________________________________________________________

Business telephone number: ________________________________________________________

Send Mail to: Residence _______ Business _______

6. Please describe your present or most recent business or occupation and indicate such information as the nature of your employment, how long you have been employed there, the principal business of your employer, the principal activities under your management or supervision and the scope (e.g. dollar volume, industry rank, etc.) of such activities:

7. Please state whether you (i) are associated with or affiliated with a member of the Financial Industry Regulatory Association, Inc. (“FINRA”), (ii) are an owner of stock or other securities of FINRA member (other than stock or other securities purchased on the open market), or (iii) have made a subordinated loan to any FINRA member:

☐	☐
Yes	No

(a) If you answered yes to any of (i) – (iii) above, please indicate the applicable answer and briefly describe the facts below:

8A. Applicable to Individuals ONLY. Please answer the following questions concerning your financial condition as an “accredited investor” (within the meaning of Rule 501 of Regulation D). If the purchaser is more than one individual, each individual must initial an answer where the question indicates a “yes” or “no” response and must answer any other question fully, indicating to which individual such answer applies. If the purchaser is purchasing jointly with his or her spouse, one answer may be indicated for the couple as a whole:

8.1 Does your net worth* (or joint net worth with your spouse or spousal equivalent) exceed $1,000,000?

☐	☐
Yes	No

8.2 Did you have an individual income** in excess of $200,000 or joint income together with your spouse or spousal equivalent in excess of $300,000 in each of the two most recent years and do you reasonably expect to reach the same income level in the current year?

☐	☐
Yes	No

8.3 Are you an executive officer of the Company?

☐	☐
Yes	No

* For purposes hereof, net worth shall be deemed to include ALL of your assets, liquid or illiquid MINUS any liabilities.

** For purposes hereof, the term “income” is not limited to “adjusted gross income” as that term is defined for federal income tax purposes, but rather includes certain items of income which are deducted in computing “adjusted gross income”. For investors who are salaried employees, the gross salary of such investor, minus any significant expenses personally incurred by such investor in connection with earning the salary, plus any income from any other source including unearned income, is a fair measure of “income” for purposes hereof. For investors who are self-employed, “income” is generally construed to mean total revenues received during the calendar year minus significant expenses incurred in connection with earning such revenues.

8.B Applicable to Corporations, Partnerships, Trusts, Limited Liability Companies and other Entities ONLY:

The purchaser is an accredited investor because the purchaser falls within at least one of the following categories (Check all appropriate lines):

☐	(i) a bank as defined in Section 3(a)(2) of the Act or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity;

☐	(ii) a broker-dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended;

☐	(iii) an investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state;

☐	(iv) an investment adviser relying on the exemption from registering with the Commission under Section 203(l) or (m) of the Investment Advisers Act of 1940;

☐	(v) an insurance company as defined in Section 2(13) of the Act;

☐	(vi) an investment company registered under the Investment Company Act of 1940, as amended (the “Investment Act”) or a business development company as defined in Section 2(a)(48) of the Investment Act;

☐	(vii) a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958, as amended;

☐	(viii) a Rural Business Investment Company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐	(ix) a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, where such plan has total assets in excess of $5,000,000;

☐	(x) an employee benefit plan within the meaning of Title 1 of the Employee Retirement Income Security Act of 1974, as amended (the “Employee Act”), where the investment decision is made by a plan fiduciary, as defined in Section 3(21) of the Employee Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or an employee benefit plan that has total assets in excess of $5,000,000, or a self-directed plan the investment decisions of which are made solely by persons that are accredited investors;

☐	(xi) a private business development company, as defined in Section 202(a)(22) of the Investment Advisers Act of 1940, as amended;

☐	(xii) an organization described in Section 501(c)(3) of the Internal Revenue Code, a corporation, a Massachusetts or similar business trust, or a partnership, or limited liability company, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

☐	(xiii) a director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐	(xiv) a natural person whose individual net worth, or joint net worth with that person’s spouse or spousal equivalent exceeds $1,000,000;

☐	(xv) a natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

☐	(xvi) a trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a “sophisticated” person, as described in Rule 506(b)(2)(ii) promulgated under the Act, who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment;

☐	(xvii) a natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status;

☐	(xviii) a natural person who is a “knowledgeable employee” as defined in Rule 3c5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(41)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐	(xix) a “family office”, as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17CFR 275.202(a)(11)(G)-1) (the “Family Office Rule”), with assets under management in excess of $5,000,000, that is not formed for the specific purpose of acquiring the securities offered, and whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐	(xx) a “family client” as defined in the Family Office Rule, of a family office that satisfies the above requirements and whose investments are directed by that family office;

☐	(xxi) an individual that holds professional certification or designation or credentials in good standing from an accredited institution that the Securities and Exchange Commission has designated as sufficient to demonstrate his or her investment knowledge, which initially consists of Series 7, 65 or 82 exam, but may be expanded in the future to encompass other exams or certifications as sufficient by order if the designations satisfy specified criteria;

☐	(xxii) an entity not otherwise specified in the accredited investor definition and not formed for the specific purpose of acquiring the securities offered that owns more than $5,000,000 in “investments” as defined in Rule 2a51-1(b);

☐	(xxiii) an investment adviser registered under the Investment Advisers Act of 1940, as amended or a person exempt from registration as a private fund adviser or a venture capital adviser;

☐	(xxiv) an entity in which all of the equity investors are persons or entities described above (“accredited investors”). ALL EQUITY OWNERS MUST COMPLETE “EXHIBIT 1” ATTACHED HERETO.

9.A Do you have sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks associated with investing in the Company?

☐	☐
Yes	No

ANSWER QUESTION 9B ONLY IF THE ANSWER TO QUESTION 9A WAS “NO.”

9.B If the answer to Question 9A was “NO,” do you have a financial or investment adviser (a) that is acting in the capacity as a purchaser representative and (b) who has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks associated with investing in the Company?

☐	☐
Yes	No

If you have a financial or investment adviser(s), please identify each such person and indicate his or her business address and telephone number in the space below. (Each such person must complete, and you must review and acknowledge, a separate Purchaser Representative Questionnaire which will be supplied at your request).

10. You have the right, will be afforded an opportunity, and are encouraged to investigate the Company and review relevant factors and documents pertaining to the officers of the Company, and the Company and its business and to ask questions of a qualified representative of the Company regarding this investment and the properties, operations, and methods of doing business of the Company.

Have you or has your purchaser representative, if any, conducted any such investigation, sought such documents or asked questions of a qualified representative of the Company regarding this investment and the properties, operations, and methods of doing business of the Company?

☐	☐
Yes	No

If so, briefly describe: ___________________________________________________________

If so, have you completed your investigation and/or received satisfactory answers to your questions?

☐	☐
Yes	No

11. Do you understand the nature of an investment in the Company and the risks associated with such an investment?

☐	☐
Yes	No

12. Do you understand that there is no guarantee of any financial return on this investment and that you will be exposed to the risk of losing your entire investment?

☐	☐
Yes	No

13. Do you understand that this investment is not liquid?

☐	☐
Yes	No

14. Do you have adequate means of providing for your current needs and personal contingencies in view of the fact that this is not a liquid investment?

☐	☐
Yes	No

15. Are you aware of the Company’s business affairs and financial condition, and have you acquired all such information about the Company as you deem necessary and appropriate to enable you to reach an informed and knowledgeable decision to acquire the Interests?

☐	☐
Yes	No

16. Do you have a “pre-existing relationship” with the Company or any of the officers of the Company?

☐	☐
Yes	No

(For purposes hereof, “pre-existing relationship” means any relationship consisting of personal or business contacts of a nature and duration such as would enable a reasonably prudent investor to be aware of the character, business acumen, and general business and financial circumstances of the person with whom such relationship exists.)

If so, please name the individual or other person with whom you have a pre-existing relationship and describe the relationship:

______________________________________________________________________________

______________________________________________________________________________

17. Exceptions to the representations and warranties made in Section 3.2 of the Securities Purchase Agreement (if no exceptions, write “none” – if left blank, the response will be deemed to be “none”): ___________________________________________________

_____________________________________________________________________________

Dated: __________________, 2025

If purchaser is one or more individuals (all individuals must sign):

(Type or print name of prospective purchaser)

Signature of prospective purchaser

Social Security Number

(Type or print name of additional purchaser)

Signature of spouse, joint tenant, tenant in common or other signature, if required

Social Security Number

Annex A

Definition of Accredited Investor

The securities will only be sold to investors who represent in writing in the Securities Purchase Agreement that they are accredited investors, as defined in Regulation D, Rule 501 under the Act which definition is set forth below:

1. A natural person whose net worth, or joint net worth with spouse or spousal equivalent, at the time of purchase exceeds $1 million (excluding home); or

2. A natural person whose individual gross income exceeded $200,000 or whose joint income with that person’s spouse or spousal equivalent exceeded $300,000 in each of the last two years, and who reasonably expects to exceed such income level in the current year; or

3. A trust with total assets in excess of $5 million, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Section 230.506(b)(2)(ii); or

4. A director or executive officer of the Company; or

5. The investor is an entity, all of the owners of which are accredited investors; or

6. (a) a bank as defined in Section 3(a)(2) of the Act or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity;

(b) any broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended;

(c) an investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state;

(d) any investment adviser relying on the exemption from registering with the Commission under Section 203(l) or (m) of the Investment Advisers Act of 1940 or registered pursuant to Section 203 of the Investment Advisers Act of 1940;

(e) an insurance company as defined in Section 2(13) of the Act;

(f) an investment company registered under the Investment Company Act of 1940, as amended (the “Investment Act”) or a business development company as defined in Section 2(a)(48) of the Investment Act;

(g) a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958, as amended;

(h) a Rural Business Investment Company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

(i) an employee benefit plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, where such plan has total assets in excess of $5,000,000;

(j) an employee benefit plan within the meaning of Title 1 of the Employee Retirement Income Security Act of 1974, as amended (the “Employee Act”), where the investment decision is made by a plan fiduciary, as defined in Section 3(21) of the Employee Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or an employee benefit plan that has total assets in excess of $5,000,000, or a self-directed plan the investment decisions of which are made solely by persons that are accredited investors;

(k) a private business development company, as defined in Section 202(a)(22) of the Investment Advisers Act of 1940, as amended;

(l) an organization described in Section 501(c)(3) of the Internal Revenue Code, a corporation, a Massachusetts or similar business trust, or a partnership, or limited liability company, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

(m) any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status, which in determining whether to designate a professional certification or designation or credential from an accredited educational institution for purposes of this paragraph, the Commission will consider, among others, the following attributes:

(i), the certification, designation, or credential arises out of an examination or series of examinations administered by a self-regulatory organization or other industry body or is issued by an accredited educational institution,

(ii) the examination or series of examinations is designed to reliably and validly demonstrate an individual’s comprehension and sophistication in the areas of securities and investing,

(iii) persons obtaining such certification, designation, or credential can reasonably be expected to have sufficient knowledge and experience in financial and business matters to evaluate the merits and risks of a prospective investment, and

(iv) an indication that an individual holds the certification or designation is either made publicly available by the relevant self-regulatory organization or other industry body or is otherwise independently verifiable;

(n) a natural person who is a “knowledgeable employee” as defined in Rule 3c5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(41)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

(o) any “family office”, as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17CFR 275.202(a)(11)(G)-1) (the “Family Office Rule”), with assets under management in excess of $5,000,000, that is not formed for the specific purpose of acquiring the securities offered, and whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

(p) any “family client” as defined in the Family Office Rule, of a family office that satisfies the above requirements and whose investments are directed by that family office;

(q) an entity not otherwise specified in the accredited investor definition and not formed for the specific purpose of acquiring the securities offered that owns more than $5,000,000 in “investments” as defined in Rule 2a51-1(b); or

(r) an investment adviser registered under the Investment Advisers Act of 1940, as amended or a person exempt from registration as a private fund adviser or a venture capital adviser.

EXHIBIT “1” TO ACCREDITED INVESTOR QUESTIONNAIRE

ACCREDITED CORPORATIONS, PARTNERSHIPS, LIMITED LIABILITY COMPANIES, TRUSTS OR OTHER ENTITIES INITIALING QUESTION 8B(xi) MUST PROVIDE THE FOLLOWING INFORMATION.

I hereby certify that set forth below is a complete list of all equity owners in __________________ [NAME OF ENTITY], a ____________ [TYPE OF ENTITY] formed pursuant to the laws of the State of _________. I also certify that EACH SUCH OWNER HAS INITIALED THE SPACE OPPOSITE HIS OR HER NAME and that each such owner understands that by initialing that space he or she is representing that he or she is an accredited individual investor satisfying the test for accredited individual investors indicated under “Type of Accredited Investor.”

signature of authorized corporate officer, general partner or trustee

Name of Equity Owner	Type of Accredited Investor[2]

1. ________________________________________________________________________________________

2. ________________________________________________________________________________________

3. ________________________________________________________________________________________

4. ________________________________________________________________________________________

5. ________________________________________________________________________________________

6. ________________________________________________________________________________________

7. ________________________________________________________________________________________

8. ________________________________________________________________________________________

9. ________________________________________________________________________________________

10. ________________________________________________________________________________________

EXHIBIT B

Form of Registration Rights Agreement

EXHIBIT C

Form of Warrant

EXHIBIT D

Subscription Form

Zeichnungsschein	Subscription Form
vom	dated
_____________ 2025
bezugnehmend auf	referring to
die [mir/uns] bekannten aktuellen Statuten der NLS Pharmaceutics AG, Firmennummer CHE-447.067.367, mit Sitz in Kloten (die "Gesellschaft");	the current articles of association of NLS Pharmaceutics Ltd, company number CHE-447.067.367, domiciled in Zurich (the "Company"), which are known to [me/us];
den Beschluss der ausserordentlichen Generalversammlung der Gesellschaft vom 14. Januar 2025 betreffend die ordentliche Kapitalerhöhung von bisher CHF 142'374.51 um CHF 45'000.00 auf neu CHF 187'374.51 durch Ausgabe von maximal 1'500'000 vollständig zu liberierenden Vorzugsaktien der Gesellschaft im Nennwert von je CHF 0.03 und zum Ausgabebetrag von je CHF [Ausgabebetrag pro Aktie], d.h. zum Gesamtausgabebetrag von CHF [Gesamtausgabebetrag];	the resolution of the extraordinary shareholders' meeting of the Company dated 14 January 2025 concerning the ordinary increase of the share capital in the amount of CHF 45,000.00, from currently CHF 142,374.51 to new CHF 187,374.51, by issuing a maximum of 1,500,000 fully paid-up new registered preferred shares of the Company, with a nominal value of CHF 0.03 each and at an issue price of CHF [issue price per share] each, i.e. at a total issue price of CHF [total issue price]
[zeichnen wir/zeichne ich], [Name Zeichner], [Variante 1: falls juristische Person: eine Gesellschaft organisiert nach dem Recht [der/von] [●], mit Sitz in [●], Firmennummer [●], / Variante 2: falls eine natürliche Person: wohnhaft in [●]], hiermit	[I/we], [name subscriber], [[option 1: if a legal entity: a company organized under and governed by the laws of [●], domiciled in [●], company number [●], / option 2: if an individual: residing in [●]], herewith subscribe
[●] Namenaktien (Vorzugsaktien) der Gesellschaft im Nennwert von je CHF 0.03 und zum Ausgabebetrag von je CHF [●], d.h. zum Gesamtausgabebetrag von CHF [●],	[●] registered shares (preferred shares) of the Company with a nominal value of CHF 0.03 each and with an issue price of CHF [●] each, i.e. at a total issue price of CHF [●],
und [verpflichten uns / verpflichte mich] bedingungslos, die gezeichneten Namenaktien der Gesellschaft voll zu liberieren, wobei die Liberierung durch Bareinlage in Höhe von CHF [Betrag der Bareinlage] auf ein von der Gesellschaft bekanntzugebendes Kapitaleinzahlungskonto bei einer dem Bundesgesetz über die Banken und Sparkassen unterstellten Bank erfolgt.	and unconditionally undertake to fully pay-in the subscribed registered shares of the Company by making a cash contribution in the amount of CHF [amount cash contribution] to a capital payment account to be notified by the Company opened with a bank governed by the Swiss Federal Law on Banks and Savings Banks.
Die Verbindlichkeit dieses Zeichnungsscheins endet sechs Monate nach dessen Unterzeichnung.	The validity of this declaration of subscription expires six months after its execution..
Dieser Zeichnungsschein untersteht schweizerischem Recht. Sämtliche Streitigkeiten aus oder im Zusammenhang mit diesem Zeichnungsschein sind ausschliesslich durch die zuständigen Gerichte am Sitz der Gesellschaft zu entscheiden.	This declaration of subscription is governed by Swiss law. Any dispute arising out of or in connection with this declaration of subscription shall be exclusively submitted to the jurisdiction of the competent courts at the domicile of the Company.
Im Falle von Widersprüchen zwischen dem deutschen und dem englischen Text geht der deutsche Text vor.	In case of conflicts between the German and the English text, the German text shall prevail.
[Der Rest der Seite bleibt Absichtlich Leer]	[Remainder of the page intentionally left blank]

Unterschriftenseite Zeichnungsschein /
Signatory page subscription form

[falls juristische Person / in case of legal entity: Name der zeichnenden Gesellschaft / Name of subscribing legal entity]

______________________________

Name:

Function:

____________________________

Name:

Function:

EXHIBIT E

Company Wire Instruction

EXHIBIT F

NLS Pharmaceutics Ltd.

CONVERSION NOTICE

Reference is made to the Securities Purchase Agreement dated March 26, 2025, and to article 3c (Conditional Share Capital for Shareholders' Options) of the Articles of Incorporation of NLS Pharmaceutics Ltd. (the “Company”). In accordance with and pursuant to this Conversion Notice, the undersigned hereby elects to convert the number of Preferred Shares (the “Preferred Shares”), of the Company, indicated below into shares of Common Shares (the “Common Shares”), of the Company, as of the date specified below.

Date of Conversion:

Number of Preferred Shares or amount Preferred Dividends to be converted:

Tax ID Number (If applicable): ________________________________________________________________________

Conversion Price:

Number of shares of Common Shares to be issued:

The undersigned hereby agrees that the payment of the Conversion Price will take place via offsetting the Company’s obligation to acquire the Preferred Shares being converted from the undersigned. The undersigned agrees to offset his/her/its claims of the Company’s obligation to acquire the Preferred Shares being converted from the undersigned against delivery of the Common Shares to be issued. Please issue the shares of Common Shares into which the Preferred Shares are being converted in the following name and to the following address:

Issue to: _________________________________________

Address: _________________________________________

Telephone Number: ________________________________

email address: _________________________________

Purchaser: __________________________________________

By: _____________________________________________

Title: ___________________________________________

Dated:_____________________________

Account Number (if electronic book entry transfer): __________________________________

Transaction Code Number (if electronic book entry transfer): __________________________

Place, Date:	Signature: